As filed with the Securities and Exchange Commission on June 20, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SMTP, Inc.
(Name of small business issuer in its charter)

Delaware	7331	05-0502529
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1810 E. Sahara Ave., Suite 111 Las Vegas, Nevada 89104 877-705-9362 Ext. 205
(Address and telephone number of registrant's principal executive offices and principal place of business)

Semyon Dukach Chairman SMTP, Inc. 1810 E. Sahara Ave., Suite 111 Las Vegas, Nevada 89104 877-705-9362 Ext. 205
Name, address, and telephone number of agent for service)

Copies to:

David M. Bovi, Esq.

David M. Bovi, P.A.

319 Clematis Street, Suite 700

West Palm Beach, Florida 33401

Telephone: 516-655-0665

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Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

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If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑
(Do not check if smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	2,500,000 shares	$1.03	$2,575,000	$352

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(1)

Pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2)

Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. The price per share and aggregate offering price are based on the average of the high and low sales prices of the registrant’s common stock on June 14, 2013, as reported on the OTCQB.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement is filed with the Securities and Exchange Commission and becomes effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	JUNE 20, 2013

PROSPECTUS

SMTP, INC.

2,500,000 Shares of Common Stock

_______________________

This prospectus relates to the offer and sale of up to 2.5 million shares of our common stock by Dutchess Opportunity Fund, II, LP (“Dutchess”), which Dutchess has agreed to purchase from us pursuant to an investment agreement (“Investment Agreement”), dated as of May 22, 2013 between our company and Dutchess. Subject to the terms and conditions of the Investment Agreement, we have the right, but not the obligation, to “put,” or require Dutchess to purchase up to $2.5 million worth of our shares of common stock during a 36 month period commencing on the date of this prospectus. This arrangement is sometimes referred to as an “Equity Line.”

We will not receive any of the proceeds from Dutchess’ sale of these shares. However, we will receive proceeds from our initial sale of these shares to Dutchess pursuant to the Investment Agreement. We will sell these shares to Dutchess at a price equal to 92% of the lowest daily volume weighted average price (“VWAP”), of our common stock during the five (5) consecutive trading day period beginning on the date of delivery of the put notice. We have the right to withdraw all or any portion of any put before the closing, subject to certain limitations set forth in the Investment Agreement.

Dutchess may sell these shares from time to time in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by Dutchess, see the section entitled “Plan of Distribution” on page 20. We will bear the costs relating to the registration of these shares, but we will not pay any of the selling commissions, brokerage fees and related expenses.

Our common stock is currently quoted on the OTCQB under the symbol “SMTP.” Only a limited public market currently exists for our common stock. The closing price of our common stock on June 14, 2013 was $1.03 per share.

With the exception of Dutchess, which is an “underwriter” within the meaning of the Securities Act of 1933, no other underwriter or person has been engaged to facilitate the sale of shares of our common stock in this offering. The Securities and Exchange Commission may take the view that, under certain circumstances, any broker-dealer or agent that participates with the selling stockholder in the distribution of the shares may be deemed to be an “underwriter” within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.

Investing in our common stock involves a high degree of risk. See “risk factors” beginning on page 3 of this prospectus to read about factors you should consider before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is ______, 2013

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information from that contained in this prospectus. You should assume that the information contained in this prospectus is accurate only as of any date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this prospectus or any sales under the Investment Agreement. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus. This summary does not contain all the information that you should consider before investing in the common stock of SMTP, Inc. (referred to herein as the “Company,” “SMTP,” “we,” “our,” and “us”). You should carefully read the entire Prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements before making an investment decision.

About Us

We provide Internet-based services to facilitate email delivery worldwide. Our services provide customers with the ability to increase the deliverability of email with less time, cost and complexity than handling it themselves. We believe our growth since inception has been driven by the compelling value proposition for our services.

We were incorporated in Massachusetts on October 14, 1998 as EMUmail, Inc. and changed our name on April 1, 2010 to SMTP.com, Inc. On November 23, 2010, we incorporated a new entity under the name SMTP, Inc. in the State of Delaware and entered into a Merger Agreement with SMTP.com, Inc. The sole purpose of the merger was to change the jurisdiction of our company from Massachusetts to Delaware and to increase the number of authorized shares outstanding.

Our executive offices are located at 1810 E. Sahara Ave., Suite 111, Las Vegas, Nevada 89104. Our telephone number is 877-705-9362 Ext. 205. Our website is located at www.SMTP.com. The information on our website is not part of this prospectus.

Offering Summary

Common stock offered by Dutchess, who is the Selling Stockholder	2,500,000 shares of common stock.

Common stock outstanding before the offering	14,934,498 shares of common stock as of June 14, 2013

Common stock outstanding after the offering after giving effect to the issuance of 2,500,000 shares to Dutchess pursuant to the Investment Agreement	17,434,498 shares of common stock.

Offering Price	To be determined by the prevailing market price for the shares at the time of sale or negotiated transactions.

Use of proceeds

We will not receive any of the proceeds from Dutchess’ sale of the shares of common stock covered by this prospectus. However, we may receive up to $2.5 million in proceeds from the sale of shares of common stock to Dutchess pursuant to the terms of the Investment Agreement. We anticipate that the net proceeds we receive under the Investment Agreement will be used for working capital purposes and acquisitions of assets, businesses or operations, if such acquisition opportunities arise. See “Use of Proceeds.”

OTCQB Trading Symbol	Our common stock is traded on the OTCQB under the symbol “SMTP.”

Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on page 3.

Financial Summary

The following tables set forth summary financial data derived from our financial statements for fiscal years ending December 31, 2012 and 2011. The following data should be read in conjunction with the financial statements, related notes and other financial information included in this prospectus. Our historical results are not necessarily an indication of the results to be expected for any future period.

Summary Condensed Statements of Operations

	Year Ended December 31, 2012	Year Ended December 31, 2011
Sales	$5,353,550	$4,279,243
Gross profit	$4,076,424	$3,456,453
Operating Expenses	$(2,362,822)	$(1,880,883)
Other income (expense) - net	$-	$559
Net income (loss)	$1,069,607	$905,632

Summary Balance Sheet

	December 31, 2012	December 31, 2011
Current Assets	$1,084,343	$2,215,360
Current Liabilities	$531,674	$974,845
Working Capital (Deficit)	$552,669	$1,240,515

RISK FACTORS

An investment in the securities offered involves a high degree of risk and represents a highly speculative investment. In addition to the other information contained in this prospectus, prospective investors should carefully consider the following risks before investing in our common stock. If any of the following risks actually occur, our business, operating results and financial condition could be materially adversely affected. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward Looking Statements” in this prospectus.

Additional risks and uncertainties not currently known to us or that we presently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations and value of our stock. You should not purchase the securities offered unless you can afford the loss of your entire investment.

RISKS RELATED TO OUR BUSINESS

The majority of our services are sold pursuant to short-term subscription agreements, and if our customers elect not to renew these agreements, our revenues may decrease.

Typically, our services are sold pursuant to short-term subscription agreements, which are generally one month to one year in length, with no obligation to renew these agreements. Our renewal rates may decline due to a variety of factors, including the services and prices offered by our competitors, new technologies offered by others, consolidation in our customer base or if some of our customers cease their operations. If our renewal rates are low or decline for any reason, or if customers renew on less favorable terms, our revenues may decrease, which could adversely affect our stock price.

If we fail to enhance our existing services or develop new services, our services may become obsolete or less competitive and we could lose customers.

If we are unable to enhance our existing services or develop new services that keep pace with rapid technological developments and meet our customers’ needs, our business will be harmed. Creating and designing such enhancements and new products entail significant technical and business risks and require substantial expenditures and lead-time, and there is no guarantee that such enhancements and new products will be completed in a timely fashion. Nor is there any guarantee that any new service offerings will gain acceptance among our email marketing customers or by the broader market. For example, our existing email marketing customers may not view any new service as complementary to our email service offerings and therefore decide not to purchase such service. If we cannot enhance our existing services or develop new products or if we are not successful in selling such enhancements and new products to our customers, we could lose customers or have difficulty attracting new customers, which would adversely impact our financial performance.

If we are unable to attract new customers and retain existing customers on a cost-effective basis, our business and results of operations will be affected adversely.

To succeed, we must continue to attract and retain a large number of customers on a cost-effective basis, many of whom have not previously used an email service like ours. We rely on a variety of methods to attract new customers, such as paying providers of online services, search engines, directories and other websites to provide content, advertising banners and other links that direct customers to our website, direct sales and partner sales. If we are unable to use any of our current marketing initiatives or the cost of such initiatives were to significantly increase or such initiatives or our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers or retain existing customers on a cost-effective basis and, as a result, our revenue and results of operations would be adversely affected.

If we fail to develop our brands cost-effectively, our business may be adversely affected.

Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

Our relationships with our channel partners may be terminated or may not continue to be beneficial in generating new email marketing customers, which could adversely affect our ability to increase our customer base.

We maintain a network of active channel partners, as well as business service providers such as web developers and marketing agencies, on whom we depend to refer customers to us through links on their websites and outbound promotion to their customers. If we are unable to maintain our contractual relationships with existing channel partners or establish new contractual relationships with potential channel partners, we may experience delays and increased costs in adding customers, which could have a material adverse effect on us. The number of customers we are able to add through these marketing relationships is dependent on the marketing efforts of our partners over which we exercise very little control, and a significant decrease in the number of gross customer additions generated through these relationships could adversely affect the size of our customer base and revenue.

If the delivery of our customers’ emails is limited or blocked, the fees we may be able to charge for our email marketing product may not be accepted by the market and customers may cancel their accounts.

Internet Service Providers (ISP) can block emails from reaching their users. Recent releases of ISP software and the implementation of stringent new policies by ISPs make it more difficult to deliver our customers’ emails. We continually improve our own technology and work closely with ISPs to maintain our deliverability rates. If ISPs materially limit or halt the delivery of our customers’ emails, or if we fail to deliver our customers’ emails in a manner compatible with ISPs’ email handling or authentication technologies, then the fees we charge for our email marketing product may not be accepted by the market, and customers may cancel their accounts.

Our inability to successfully integrate the assets of PreviewMyEmail.com (“PME”) into our Company could prevent us from realizing the anticipated benefits of the PME acquisition transaction and our operating results could be harmed.

If our Company is to realize the anticipated benefits of the PME asset acquisition, we must be able to efficiently integrate and combine PME’s operations into our Company; and we cannot assure you that this integration will be successful or that the anticipated benefits of the PME acquisition will be fully realized. The dedication of our management resources to integration activities relating to the PME acquisition may detract attention from our day-to-day business operations. We cannot assure you that there will not be substantial costs associated with the integration process, that integration activities will not result in a decrease in revenues or a decrease in the value of our common stock, or that there will not be other material adverse effects from our integration efforts, any of which could harm our operating results.

Our inability to successfully acquire and integrate other businesses, assets, products or technologies could harm our operating results.

We are actively evaluating acquisitions and strategic investments in businesses, products or technologies that we believe could complement or expand our existing solutions, expand our client base and operations worldwide, enhance our technical capabilities or otherwise offer growth or cost-saving opportunities. From time to time, we may enter into letters of intent with companies with which we are negotiating potential acquisitions or investments or as to which we are conducting due diligence. Although we are currently not a party to any binding definitive agreement with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could materially decrease the amount of our available cash or require us to seek additional equity or debt financing. We have limited experience in successfully acquiring and integrating businesses, products and technologies. We may not be successful in negotiating the terms of any potential acquisition, conducting thorough due diligence, financing the acquisition or effectively integrating the acquired business, product or technology into our existing business and operations. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices, or employee or customer issues.

Additionally, in connection with any acquisitions we complete, we may not achieve the synergies or other benefits we expected to achieve, and we may incur write-downs, impairment charges or unforeseen liabilities that could negatively affect our operating results or financial position or could otherwise harm our business. If we finance acquisitions using existing cash, the reduction of our available cash could cause us to face liquidity issues or cause other unanticipated problems in the future. If we finance acquisitions by issuing convertible debt or equity securities, the ownership interest of our existing stockholders may be diluted, which could adversely affect the market price of our stock. Further, contemplating or completing an acquisition and integrating an acquired business, product or technology could divert management and employee time and resources from other matters.

Our international operations will subject us to additional risks and uncertainties.

Our international operations present unique challenges and risks to our Company. Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international jurisdictions and could interfere with our ability to offer our products and services to one or more countries or expose us or our employees to fines and penalties. These laws and regulations include, but are not limited to, tax laws, data privacy and filtering requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Violations of these laws and regulations could result in monetary damages, criminal sanctions against us, our officers, or our employees, and prohibitions on the conduct of our business. Our international operations also subject us to additional foreign currency exchange rate risks and will require additional management attention and resources. Our international operations subject us to other inherent risks, including, but not limited to:

•	the impact of recessions in economies outside of the United States;
•	changes in and differences between regulatory requirements between countries;
•	U.S. and foreign export restrictions, including export controls relating to encryption technologies;
•	reduced protection for and enforcement of intellectual property rights in some countries;
•	potentially adverse tax consequences;
•	difficulties and costs of staffing and managing foreign operations;
•	political and economic instability;
•	tariffs and other trade barriers; and
•	seasonal reductions in business activity.

Our failure to address these risks adequately could materially and adversely affect our business, revenue, results of operations, cash flows and financial condition.

We could be adversely affected by the devaluation of the U.S. Dollar against the Euro and could be adversely affected by the rate of inflation in the European Union.

All of our revenues are currently generated in U.S. Dollars, and inflation in the European Union and/or the devaluation of the U.S. dollar in relation to the Euro may have the effect of increasing the cost in U.S. dollars of financing expenses. As a result, our U.S. dollar-measured results of operations may be adversely affected. Because exchange rates between the Euro and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results of operations once we begin generating more significant revenues outside the U.S.

We face significant threats from new entrants to our business, which could cause us to suffer a decline in revenues and profitability.

Barriers to entry in Internet service markets are low. Privately-backed and public companies could choose to enter our space and compete directly with us, or indirectly by offering substitute solutions. The result could be decreased demand or pricing for our services, longer sales cycles, or a requirement to make significant incremental investments in research and development to match these entrants’ new technologies. If any of these happens, it could cause us to suffer a decline in revenues and profitability.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

The market for our services is competitive and rapidly changing, and the barriers to entry are relatively low. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition and maintain our prices.

Our principal competitors include providers of email management services for small to medium size businesses such as AuthSmtp.com, SMTP2Go.com, SendGrid.com, JangoMail.com, SocketLabs.com, StrongMail.com, ExactTarget.com, CheetahMail.com, ConstantContact.com, iContact.com, MailChimp.com and Bronto.com, larger companies such as Amazon.com, as well as the in-house information technology capabilities of prospective customers. Competition could result in reduced sales, reduced margins or the failure of our email marketing product to achieve or maintain more widespread market acceptance, any of which could harm our business. While we do not compete currently with vendors serving larger customers, we may face future competition from these providers if they determine that our target market presents an opportunity for them. We may also experience competition from Internet Service Providers, or ISPs, advertising and direct marketing agencies and other large established businesses, such as Microsoft Corporation, Google Inc. or Yahoo! Inc., possessing large, existing customer bases, substantial financial resources and established distribution channels. If these companies decide to develop, market or resell competitive email marketing products, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed. In addition, one or more of these ISPs or other businesses could decide to offer a competitive email marketing product at no cost or low cost in order to generate revenue as part of a larger product offering.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our current and potential competitors may have more extensive customer bases and broader customer relationships than we have. In addition, these companies may have longer operating histories and greater name recognition than we have and may be able to bundle an email marketing product with other products that have gained widespread market acceptance. These competitors may be better able to respond quickly to new technologies and to undertake more extensive marketing campaigns. If we are unable to compete with such companies, the demand for our products could substantially decline.

Our business is substantially dependent on continued demand for email marketing and any decrease in demand could cause us to suffer a decline in revenues and profitability.

We derive, and expect to continue to derive, substantially all of our revenue from organizations, including small and medium size businesses, associations and non-profits. As a result, widespread acceptance of communicating by email among small and medium size organizations is critical to our future growth and success. The overall market for email and related services is relatively new and still evolving, and small organizations have generally been slower than larger organizations to adopt email marketing as part of their marketing mix. There is no certainty regarding how or whether this market will develop, or whether it will experience any significant contractions. Our ability to attract and retain customers will depend in part on our ability to make email communications convenient, effective and affordable. If small and medium size organizations determine that email marketing and communication does not sufficiently benefit them, existing customers may cancel their accounts and potential customers may decide not to utilize our email services. In addition, many small and medium size organizations currently lack the technical expertise to effectively send large quantities of email. As technology advances, however, small and medium size organizations may establish the capability to manage their own email transmissions and therefore have no need for our email services. If the market for email services fails to grow or grows more slowly than we currently anticipate, demand for our services may decline and our revenue would suffer.

We depend on search engines to attract a significant percentage of our customers, and if those search engines change their listings or our relationship with them deteriorates or terminates, we may be unable to attract new customers, which would adversely affect our business and results of operations.

Many of our customers located our website by clicking through on search results displayed by search engines such as Google and Yahoo!. Search engines typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract a significant percentage of the customers we serve to our website. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, this could result in fewer customers clicking through to our website, requiring us to resort to other costly resources to replace this traffic, which, in turn, could reduce our revenue and negatively impact our operating results, harming our business. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, or our revenue could decline and our business may suffer. The cost of purchased search listing advertising fluctuates and may increase as demand for these channels grows, and any such increases could have negative effects on our financial results.

RISKS RELATED TO OUR MANAGEMENT

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel. Our future also depends on the continued contributions of our Chairman and other key personnel, each of whom would be difficult to replace. In particular, Semyon Dukach, our Chairman, is critical to the development of our strategic direction. The loss of the services of Mr. Dukach or other key personnel and the process to replace any of our key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives. We currently do not have written employment agreements with any of our key personnel, and we currently do not maintain key person life insurance on Mr. Dukach. Accordingly, the loss of the services of any of these persons would adversely affect our business.

Our anticipated growth in our operations could place a significant strain on our management team and our administrative, operational and financial reporting infrastructure.

Our success will depend in part on the ability of our management team to effectively manage our growth in our operations. To do so, we believe we will need to continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial controls and update our reporting procedures and systems. The expected addition of new employees and the capital investments that we anticipate will be necessary to manage our anticipated growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our anticipated growth, our business operations could be adversely affected.

None of our officers and directors has in-depth accounting or financial reporting backgrounds, which increases the risk we may be unable to comply with all rules and regulations.

Our ability to meet our ongoing reporting requirements on a timely basis will be dependent to a significant degree on advisors and consultants. Our officers and directors have no in-depth accounting or financial reporting backgrounds. As such, there is risk about our ability to comply with all financial reporting requirements accurately and on a timely basis.

We do not have compensation or an audit committee, so stockholders will have to rely on the independent directors to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. These functions are performed by the independent members of our board of directors. Until we have an audit committee, there may less oversight of management decisions and activities and little ability for minority stockholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority stockholders.

Our officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general stockholders.

Our officers and directors, in the aggregate, beneficially own approximately or have the right to vote approximately 90.21% of our outstanding common shares on a fully diluted basis. As a result, these stockholders, acting together, have the ability to control substantially all matters submitted to our stockholders for approval including:

•	election of our board of directors;
•	removal of any of our directors;
•	amendment of our Articles of Incorporation or By-laws; and
•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our officers and directors collectively are able to influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of our officers may differ from the interests of the other stockholders, and they may influence decisions with which the other stockholders may not agree. Such decisions may be detrimental to our business plan and/or operations and they may cause the business to fail in which case you may lose your entire investment.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or to prevent fraud.

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company's internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for our Company to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our shares of common stock.

A material weakness in internal controls may remain undetected for a longer period because of our Company's exemption from the auditor attestation requirements under Section 404(b) of Sarbanes-Oxley.

Our annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s attestation in this annual report. As a result, a material weakness in our internal controls may remain undetected for a longer period.

RISKS RELATED TO OUR SYSTEMS

Various private spam blacklists have in the past interfered with, and may in the future interfere with, the effectiveness of our products and our ability to conduct business.

We depend on email to market to and communicate with our customers, and our customers rely on email to communicate with their constituents. Various private entities attempt to regulate the use of email for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as spam. Some of these entities maintain “blacklists” of companies and individuals, and the websites, ISPs and Internet protocol addresses associated with those entities or individuals that do not adhere to those standards of conduct or practices for commercial email solicitations that the blacklisting entity believes are appropriate. If a company’s Internet protocol addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity’s service or purchases its blacklist.

Some of our Internet protocol addresses currently are listed with one or more blacklisting entities and, in the future, our other Internet protocol addresses may also be listed with these and other blacklisting entities. There can be no guarantee that we will not continue to be blacklisted or that we will be able to successfully remove ourselves from those lists. Blacklisting of this type could interfere with our ability to market our products and services and communicate with our customers and could undermine the effectiveness of our customers’ email marketing campaigns, all of which could have a material negative impact on our business and results of operations.

Our customers’ use of our products to transmit negative messages or website links to harmful applications could damage our reputation, and we may face liability for unauthorized, inaccurate or fraudulent information distributed via our services.

Our customers could use our email servers to transmit negative messages or website links to harmful applications, reproduce and distribute copyrighted material without permission, or report inaccurate or fraudulent data or information. Any such use of our products could damage our reputation and we could face claims for damages, copyright or trademark infringement, defamation, negligence or fraud. Moreover, our customers’ promotion of their products and services through our email marketing product may not comply with federal, state and foreign laws. We cannot predict whether our role in facilitating these activities would expose us to liability under these laws.

Even if claims asserted against us do not result in liability, we may incur substantial costs in investigating and defending such claims. If we are found liable for our customers’ activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

We do not currently have any general liability insurance to protect us in case of customer or other claims.

We do not have any general liability insurance to cover any potential claims to which we are exposed. Any imposition of liability would increase our operating losses and reduce our net worth and working capital.

Our facilities and systems are vulnerable to natural disasters and other unexpected events and any of these events could result in an interruption of our ability to execute clients’ email campaigns.

We depend on the efficient and uninterrupted operations of our third-party data centers and hardware systems. The data centers and hardware systems are vulnerable to damage from earthquakes, tornados, hurricanes, fire, floods, power loss, telecommunications failures and similar events. If any of these events results in damage to our third-party data centers or systems, we may be unable to execute clients’ hosted online direct marketing campaigns until the damage is repaired, and may accordingly lose clients and revenues. In addition, subject to applicable insurance coverage, we may incur substantial costs in repairing any damage.

System failures could reduce the attractiveness of our service offerings, which could cause us to suffer a decline in revenues and profitability.

We provide email delivery services to our clients and end-users through our proprietary technology and client management systems. The satisfactory performance, reliability and availability of the technology and the underlying network infrastructure are critical to our operations, level of client service, reputation and ability to attract and retain clients. We have experienced periodic interruptions, affecting all or a portion of our systems, which we believe will continue to occur from time to time. We are not aware of any loss of customers due to material service interruptions. However any systems damage or interruption that impairs our ability to accept and fill client orders could result in an immediate loss of revenue to us, and could cause some clients to purchase services offered by our competitors. In addition, frequent systems failures could harm our reputation. Some factors that could lead to interruptions in customer service include: operator negligence; improper operation by, or supervision of, employees; physical and electronic break-ins; misappropriation; computer viruses and similar events; power loss; computer systems failures; and Internet and telecommunications failures. We do not carry sufficient business interruption insurance to fully compensate us for losses that may occur.

A rapid expansion of our network and systems could cause our network or systems to fail or cause our network to lose data.

In the future, we may need to expand our network and systems at a more rapid pace than we have in the past. We may suddenly require additional bandwidth for which we have not adequately planned. We may secure an extremely large customer, group of customers, or experience demands for growth by an existing customer or set of customers that would require significant system resources. Our network or systems may not be capable of meeting the demand for increased capacity, or we may incur additional unanticipated expenses to accommodate such capacity constraints. In addition, we may lose valuable data or our network may temporarily shut down if we fail to expand our network to meet future requirements. Any disruption in our network processing or loss of data may damage our reputation and result in the loss of customers.

Any significant disruption in service on our website or in our computer systems, or in our customer support services, could reduce the attractiveness of our products and result in a loss of customers.

The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, level of customer service, reputation and ability to attract new customers and retain existing customers. Our production system hardware and the disaster recovery operations for our production system hardware are co-located in third-party hosting facilities. None of the companies who host our systems guarantee that our customers’ access to our products will be uninterrupted, error-free or secure. Our operations depend on their ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. In the event that our arrangements with third-party data centers are terminated, or there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in access to our services, whether as a result of a third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors could damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause customers to cancel their accounts, any of which could adversely affect our business, financial condition and results of operations.

We do not have a disaster recovery system, which could lead to service interruptions and result in a loss of customers.

We do not have any disaster recovery systems. In the event of a disaster in which our software or hardware are irreparably damaged or destroyed, we would experience interruptions in access to our services. Any or all of these events could cause our customers to lose access to our products.

We rely on third-party computer hardware and software that may be difficult to replace or that could cause errors or failures of our service, which could cause us to suffer a decline in revenues and profitability.

We rely on computer hardware purchased and software licensed from third parties in order to offer our products, including hardware from such large vendors as International Business Machines Corporation, Dell Computer Corporation, Sun Microsystems, Inc. and EMC Corporation. This hardware and software may not continue to be available on commercially reasonable terms, or at all. If we lose the right to use any of this hardware or software or such hardware or software malfunctions, our customers could experience delays or be unable to access our services until we can obtain and integrate equivalent technology or repair the cause of the malfunctioning hardware or software. Any delays or failures associated with our services could upset our customers and harm our business.

If we are unable to protect the confidentiality of our unpatented proprietary information, processes and know-how and our trade secrets, the value of our technology and services could be adversely affected.

We rely upon unpatented proprietary technology, processes and know-how and trade secrets. Although we try to protect this information in part by executing confidentiality agreements with our employees, consultants and third parties, such agreements may offer only limited protection and may be breached. Any unauthorized disclosure or dissemination of our proprietary technology, processes and know-how or our trade secrets, whether by breach of a confidentiality agreement or otherwise, may cause irreparable harm to our business, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise be independently developed by our competitors or other third parties. If we are unable to protect the confidentiality of our proprietary information, processes and know-how or our trade secrets are disclosed, the value of our technology and services could be adversely affected, which could negatively impact our business, financial condition and results of operations.

Our use of open source software could impose limitations on our ability to commercialize our products, which could cause us to suffer a decline in revenues and profitability.

Customizations to open source software code generally require developers to make their work available at no cost. Since we have created our software by developing extensions which plug into open source software without modifying the open source code, we do not believe there is a risk we could be required to offer our products or make our source code available. Although we monitor our use of open source software closely, the terms of many open source licenses to which we are subject have not been interpreted by United States or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue sales of our products, or to release our software code under the terms of an open source license, any of which could materially adversely affect our business.

Given the nature of open source software, there is also a risk that third parties may assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. The risks associated with intellectual property infringement claims are discussed immediately below.

Because we have not filed for patent protection of our technologies, we face the risk of our technologies not being adequately protected.

We have not applied for patent protection of our licensed technologies or processes with the US Patent and Trademark Office; if we fail to do so, we may be unable to adequately protect our intellectual property, especially if the designs and materials used in our products are replicated by our competitors. Further, even if we file for patent protection, there is no assurance that it will be approved by the US Patent and Trademark Office.

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or require us to obtain expensive licenses, and our business may be adversely affected.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other forms of communication. These claims, whether or not successful, could:

•	divert management’s attention;
•	result in costly and time-consuming litigation;
•	require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all;
•	in the case of open source software-related claims, require us to release our software code under the terms of an open source license; or
•	require us to redesign our software and services to avoid infringement.

As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. In addition, many of our agreements with our channel partners require us to indemnify them for third-party intellectual property infringement claims, which would increase the cost to us resulting from an adverse ruling on any such claim. Even if we have not infringed any third parties’ intellectual property rights, we cannot be sure our legal defenses will be successful, and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management time. Finally, if a third party successfully asserts a claim that our products infringe its proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable or at all and we may be required to pay significant monetary damages to such third party.

If the security of our customers’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be severely harmed, we may be exposed to liability and we may lose the ability to offer our customers a credit card payment option.

Our system stores our customers’ proprietary email distribution lists, credit card information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, adverse regulatory action by federal and state governments, time-consuming and expensive litigation and other possible liabilities as well as negative publicity, which could severely damage our reputation. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers’ data, our relationships with our customers will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states, including Massachusetts, have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers and fail to acquire new customers.

If we fail to maintain our compliance with the data protection policy documentation standards adopted by the major credit card issuers, we could lose our ability to offer our customers a credit card payment option. Any loss of our ability to offer our customers a credit card payment option would make our products less attractive to many small organizations by negatively impacting our customer experience and significantly increasing our administrative costs related to customer payment processing.

We do not have any general liability insurance to cover any potential claims to which we are exposed. Any imposition of liability would increase our operating losses and reduce our net worth and working capital.

RISKS RELATED TO OUR INDUSTRY

The growth of the email marketing market depends on the continued growth and effectiveness of anti-spam products, which may be insufficient to enable us to offer our services at a profit.

Adoption of email as a communications medium depends on the ability to prevent junk mail, or “spam,” from overwhelming a subscriber’s electronic mailbox. In recent years, many companies have evolved to address this issue and filter unwanted messages before they reach customers’ mailboxes. In response, spammers have become more sophisticated and have also begun using junk messages as a means for fraud. Email protection companies in turn have evolved to address this new threat. However, if their products fail to be effective against spam, adoption of email as a communications tool will decline, which would adversely affect the market for our services.

Current economic conditions may negatively affect the business sector, which may cause our customers to terminate existing accounts with us or cause potential customers to fail to purchase our products, resulting in a decrease in our revenue and impairing our ability to operate profitably.

Our email services are designed specifically for small and medium size organizations, including small and medium size businesses, associations and non-profits that frequently have limited budgets and may be more likely to be significantly affected by economic downturns than their larger, more established counterparts. Small organizations may choose to spend the limited funds that they have on items other than our products and may experience higher failure rates. Moreover, if small organizations experience economic hardship, they may be unwilling or unable to expend resources on marketing, including email marketing, which would negatively affect the overall demand for our products, increase customer attrition and could cause our revenue to decline. In addition, we have limited experience operating our business during an economic downturn. Accordingly, we do not know if our current business model will continue to operate effectively during the current economic downturn. Furthermore, we are unable to predict the likely duration and severity of the current adverse economic conditions in the U.S. and other countries, but the longer the duration the greater risks we face in operating our business. There can be no assurance, therefore, that current economic conditions or worsening economic conditions, or a prolonged or recurring recession, will not have a significant adverse impact on our operating and financial results.

U.S. federal legislation entitled Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 imposes certain obligations on the senders of commercial emails, which could minimize the effectiveness of our email marketing product, and establishes financial penalties for non-compliance, which could increase the costs of our business.

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more punitive and difficult to comply with than the CAN-SPAM Act, particularly Utah and Michigan, which have enacted do-not-email registries listing minors who do not wish to receive unsolicited commercial email that markets certain covered content, such as adult or other harmful products. Some portions of these state laws may not be preempted by the CAN-SPAM Act. The ability of our customers’ constituents to opt out of receiving commercial emails may minimize the effectiveness of our email marketing product. Moreover, non-compliance with the CAN-SPAM Act carries significant financial penalties. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email, whether as a result of violations by our customers or if we were deemed to be directly subject to and in violation of these requirements, we could be required to pay penalties, which would adversely affect our financial performance and significantly harm our business. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or increase our operating costs.

Evolving regulations concerning data privacy may restrict our customers’ ability to solicit, collect, process and use data necessary to conduct email campaigns or to analyze the results or may increase their costs, which could harm our business.

Federal, state and foreign governments have enacted, and may in the future enact, laws and regulations concerning the solicitation, collection, processing or use of consumers’ personal information. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal information for certain purposes. Other proposed legislation could, if enacted, prohibit the use of certain technologies that track individuals’ activities on web pages or that record when individuals click through to an Internet address contained in an email message. Such laws and regulations could restrict our customers’ ability to collect and use email addresses, page viewing data, and personal information, which may reduce demand for our products. They may also negatively impact our ability to effectively market our products.

As Internet commerce develops, federal, state and foreign governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign governments becomes more likely. Our business could be negatively impacted by the application of existing laws and regulations or the enactment of new laws applicable to email communications. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be unable to pass along those costs to our customers in the form of increased subscription fees. In addition, federal, state and foreign governmental or regulatory agencies may decide to impose taxes on services provided over the Internet or via email. Such taxes could discourage the use of the Internet and email as a means of commercial marketing and communications, which would adversely affect the viability of our services.

RISKS RELATED TO THIS OFFERING

We are registering the resale of 2,500,000 shares of common stock which may be issued to Dutchess under the Equity Line. The resale of such shares by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.

We are registering the resale of 2,500,000 shares of common stock under the registration statement of which this prospectus forms a part. We may issue up to that number of shares to Dutchess pursuant to the Equity Line. The sale of these shares into the public market by Dutchess could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.

Dutchess will pay less than the then-prevailing market price for our common stock under the Equity Line.

The common stock to be issued to Dutchess pursuant to the Investment Agreement will be purchased at an 8% discount to the lowest daily volume weighted average price, VWAP, of our common stock during the five consecutive trading day period beginning on the trading day immediately following the date of delivery of a put notice by us to Dutchess, subject to certain exceptions. Dutchess has a financial incentive to sell our common stock upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Dutchess sells the shares, the price of our common stock could decrease.

Any draw downs under our Equity Line with Dutchess may result in dilution to our stockholders.

If we sell shares to Dutchess under the Equity Line, it will have a dilutive effect on the holdings of our current stockholders, and may result in downward pressure on the price of our common stock. If we draw down amounts under the Equity Line, we will issue shares to Dutchess at an 8% discount to the lowest daily volume weighted average price, VWAP, of our common stock during the five consecutive trading day period beginning on the trading day immediately following the date of delivery of a put notice by us to Dutchess, subject to certain exceptions. If we draw down amounts under the Equity Line when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing, and may further decrease our share price.

Our Equity Line with Dutchess may not be available to us if we elect to make a draw down.

Our ability to put shares to Dutchess and obtain funds under the Equity Line is limited by the terms and conditions in the Investment Agreement, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time, which is determined in part by the trading volume of our common stock, and a limitation on Dutchess’s obligation to purchase if such purchase would result in Dutchess beneficially owning more than 4.99% of our common stock. Accordingly, the Equity Line may not be available to satisfy all of our funding needs.

RISKS RELATED TO OUR SECURITIES

We may need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of our common stock.

We have historically relied on outside financing and cash from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to:

•	fund our operations;
•	respond to competitive pressures;
•	take advantage of strategic opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses; and
•	develop new products or enhancements to existing products.

We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

We may expand through acquisitions of, or investments in, other companies or through business relationships, all of which may result in additional dilution to our stockholders and consumption of resources that are necessary to sustain our business.

One of our business strategies is to acquire competing or complementary services, technologies or businesses. We also may enter into relationships with other businesses in order to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies.

In connection with one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;
•	use cash that we may need in the future to operate our business;
•	incur debt on terms unfavorable to us or that we are unable to repay;
•	incur large charges or substantial liabilities;
•	encounter difficulties retaining key employees of the acquired company or integrating diverse business cultures;
•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges; and
•	encounter unfavorable reactions from investment banking market analysts who disapprove of our completed acquisitions.

Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to existing common stockholders and with the ability to affect adversely stockholder voting power and perpetuate their control over us.

Our certificate of incorporation allows us to issue shares of preferred stock without any vote or further action by our stockholders. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval, including large blocks of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders thereof the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock or other preferred stockholders and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock or existing preferred stock, if any.

Preferred stock could be used to dilute a potential hostile acquirer. Accordingly, any future issuance of preferred stock or any rights to purchase preferred stock may have the effect of making it more difficult for a third party to acquire control of us. This may delay, defer or prevent a change of control or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings attributable to, and assets available for distribution to, the holders of our common stock and could adversely affect the rights and powers, including voting rights, of the holders of our common stock and preferred stock.

Our quarterly results may fluctuate and if we fail to meet the expectations of analysts or investors, our stock price could decline substantially.

Our quarterly operating results may fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our revenue and operating results to fluctuate from quarter to quarter include:

•	our ability to retain existing customers, attract new customers and satisfy our customers’ requirements;
•	general economic conditions;
•	changes in our pricing policies;
•	our ability to expand our business;
•	the effectiveness of our personnel;
•	new product and service introductions;
•	technical difficulties or interruptions in our services;
•	the timing of additional investments in our hardware and software systems;
•	regulatory compliance costs;
•	costs associated with future acquisitions of technologies and businesses; and
•	extraordinary expenses such as litigation or other dispute-related settlement payments.

Some of these factors are not within our control, and the occurrence of one or more of them may cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and should not be relied upon as an indication of future performance.

Financial Industry Regulatory Authority (FINRA) sales practice requirements may limit your ability to buy and sell our shares.

FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares, depressing our share price.

The market price of our shares would decline if our restricted stockholders sell a large number of shares.

A total of 13,532,684 shares of restricted common stock have been issued to certain stockholders, which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing six months after their acquisition. Any sales of restricted shares held by these stockholders (after applicable restrictions expire) may have a depressive effect on the price of our common stock in any market that may develop, of which there can be no assurance.

United States state securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

Secondary trading in securities sold in this offering will not be possible in any state in the U.S. unless and until the common shares are qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. There can be no assurance that we will be successful in registering or qualifying our securities for secondary trading, or identifying an available exemption for secondary trading in our securities in every state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the securities in any particular state, the securities could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our securities, the market for our securities could be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this Prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	the timing of the development of future products;
•	projections of costs, revenue, earnings, capital structure and other financial items;
•	statements of our plans and objectives;
•	statements regarding the capabilities of our business operations;
•	statements of expected future economic performance;
•	statements regarding competition in our market; and
•	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from the forward-looking statements. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

You should also assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

USE OF PROCEEDS

We will not receive any proceeds from the resale of our common stock offered by Dutchess, the Selling Stockholder. We will, however, receive proceeds from the sale of our common stock to Dutchess pursuant to the Investment Agreement. We anticipate the proceeds from our exercise of the put option pursuant to the Investment Agreement will be used for working capital purposes and acquisitions of assets, businesses or operations, if such acquisition opportunities arise.

DETERMINATION OF OFFERING PRICE

The offering price of the securities offered by Dutchess, the Selling Stockholder, will be determined by the prevailing market price for the shares at the time of sale or negotiated transactions.

THE DUTCHESS EQUITY LINE TRANSACTION

Investment Agreement

We entered into the Investment Agreement with Dutchess on May 22, 2013. Pursuant to the Investment Agreement, Dutchess committed to purchase, subject to certain restrictions and conditions, up to that number of shares of the Company’s common stock having an aggregate purchase price of two million five hundred thousand dollars ($2,500,000), over a period of 36 months from the first trading day following the effectiveness of the registration statement of which this prospectus forms a part. We may terminate the Investment Agreement at any time, at our discretion, without any cost to us, upon notice to Dutchess.

We may draw funds from the Equity Line facility by selling shares of common stock to Dutchess from time to time, as and when we determine appropriate in accordance with the terms and conditions of the Investment Agreement. The purchase price of the shares shall be ninety-two percent (92%) of the lowest daily volume weighted average price (VWAP) of the Common Stock during the five (5) consecutive trading day period beginning on the date of delivery of the applicable draw down notice. We refer to such five-day period as the “Pricing Period.”

Dutchess has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Investment Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future funding, rights of first refusal, participation rights, penalties or liquidated damages in the Investment Agreement.

The maximum number of shares of common stock that the Company is entitled to put to Dutchess in any one draw down notice is the greater of either: (i) two hundred percent (200%) of the average daily volume (U.S. market only) of the Company’s common stock for the three (3) trading days prior to the date of delivery of the applicable draw down notice, multiplied by the average of the three (3) daily closing prices immediately preceding the notice date or (ii) one hundred thousand dollars ($100,000). There are put restrictions applied on days between the draw down notice date and the closing date with respect to that particular put. During such time, we are not entitled to deliver another draw down notice.

The Company has the right to specify a suspension price for a given put. In the event the common stock price falls below the specified suspension price, the put will be temporarily suspended. The put will resume at the time that the common stock is above the suspension price, provided the dates for the Pricing Period for that particular put are still valid. We cannot change a suspension price for a Put once it is submitted to Dutchess.

Certain conditions must be satisfied before we are entitled to put shares to Dutchess, including the following:

•	there must be an effective registration statement under the Securities Act to cover the resale of the shares by Dutchess;
•	Our common stock cannot be suspended from trading or the Company shall not have been notified of any pending or threatened proceeding or other action to suspend the trading of the common stock;
•	we must have complied with our obligations and not otherwise be in default under the Investment Agreement and Registration Rights Agreement; and
•	no injunction or other governmental action shall remain in force which prohibits the issuance of shares to Dutchess pursuant to the Equity Line.

There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the Investment Agreement or that we will be able to draw down any portion of the amount available to us under the Equity Line.

The Investment Agreement further provides that the Company and Dutchess are each entitled to customary indemnification from the other for any losses or liabilities we or it suffers as a result of any breach by the other party of any provisions of the Investment Agreement or the Registration Rights Agreement, or as a result of any lawsuit brought by a third-party arising out of or resulting from the other party’s execution, delivery, performance or enforcement of the Investment Agreement or the Registration Rights Agreement.

The Investment Agreement also contains customary representations and warranties of each of the parties. The assertions embodied in those representations and warranties were made for purposes of the Investment Agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Investment Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what a stockholder or investor might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.

Dutchess has also agreed pursuant to the Investment Agreement not to sell short any of our securities, either directly or indirectly through its affiliates, principals or advisors during the term of the Investment Agreement.

In connection with the preparation of the Investment Agreement and the Registration Rights Agreement, we paid Dutchess a document preparation fee in the amount of $10,000. However, we did not issue Dutchess any shares of common stock or other securities.

Registration Rights Agreement

Pursuant to the terms of the Registration Rights Agreement, we are obligated to file one or more registration statements with the SEC to register the resale by Dutchess of shares of common stock issued or issuable under the Investment Agreement. We have filed with the SEC an initial registration statement of which this prospectus forms a part, in order to access the Equity Line, covering the resale of up to 2,500,000 shares of common stock. In addition, we are obligated to use all commercially reasonable efforts to have the registration statement remain effective by the SEC as provided for in the Investment Agreement.

The foregoing summary of the Equity Line does not purport to be complete and is qualified by reference to the Investment Agreement and the Registration Rights Agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Effect of Performance of the Investment Agreement on Our Stockholders

All 2,500,000 shares of common stock that are registered in this offering which may be sold by us to Dutchess under the Investment Agreement are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 36 months from the date of this prospectus. The sale by Dutchess of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Dutchess may ultimately acquire all, some or none of the shares of common stock not issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares.

If and to the extent we issue common stock to Dutchess at a lower price per share, Dutchess will receive a higher number of shares, which equates to greater dilution to our other stockholders. The effect of this dilution may, in turn, cause the price of our common stock to decrease further because of the downward pressure on the stock price that would be caused by a large number of sales of our shares into the public market by Dutchess. Additionally, if certain of our existing stockholders disagree with our decision to sell shares to Dutchess at a time when our stock price is low, those stockholders may in response decide to sell additional shares of common stock, which could further decrease our stock price. Therefore, sales to Dutchess by us under the Investment Agreement may result in substantial dilution to the interests of other stockholders and a decrease in our stock price. However, we have the right to control the timing and amount of any sales of our shares to Dutchess and the Investment Agreement may be terminated by us at any time at our discretion without any cost to us.

In connection with entering into the Investment Agreement, we authorized the sale to Dutchess of up to $2,500,000 of our common stock. The number of shares ultimately offered for sale by Dutchess under this prospectus is dependent upon the number of shares purchased by Dutchess under the Investment Agreement. In the event we elect to issue more than the 2,500,000 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the SEC. The following table sets forth the amount of proceeds we would receive from Dutchess from the sale of shares at varying purchase prices:

Assumed Average Purchase Price ($)	Number of Registered Shares to be Issued if Full Purchase (1)(2)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Dutchess (3)	Additional Proceeds from the Sale of Registered Shares to Dutchess Under the Investment Agreement ($)
$0.75	2,500,000	14.34%	1,875,000
$0.85	2,500,000	14.34%	2,125,000
$1.00	2,500,000	14.34%	2,500,000
$1.03(4)	2,427,184	13.98%	2,500,000
$1.15	2,173,913	12.70%	2,500,000
$1.25	2,000,000	11.81%	2,500,000
$1.50	1,666,667	10.04%	2,500,000

———————

(1)

Although the Investment Agreement provides that we may sell up to $2,500,000 of our common stock to Dutchess, we are only registering 2,500,000 shares to be purchased thereunder, which may or may not cover all such shares purchased by them under the Investment Agreement, depending on the purchase price per share. As a result, we have included in this column only those shares which are registered in this offering.

(2)	The number of registered shares to be issued represents the number of shares to be purchased at the applicable price.
(3)

The denominator is based on 14,934,498 shares outstanding plus the corresponding number of shares set forth in the adjacent column. The numerator is based on the number of shares issuable under the Investment Agreement at the corresponding assumed purchase price set forth in the adjacent column.

(4)	The closing price of our common stock on June 14, 2013.

SELLING STOCKHOLDER

The shares of common stock being offered by Dutchess, the selling stockholder, are those to be issued to Dutchess under the Investment Agreement. We are registering the shares of common stock in order to permit Dutchess to offer the shares for resale from time to time. Dutchess is not a licensed broker-dealer or an affiliate of a licensed broker-dealer. Neither Dutchess nor any of its affiliates has held a position or office, or had any other material relationship, with us within the past three years.

We do not know when or in what amounts Dutchess may offer shares for sale. Dutchess may elect not to sell any or all of the shares offered by this prospectus. Because Dutchess may offer all or some of the shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by Dutchess after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, all of the shares covered by this prospectus will be sold by Dutchess.

The following table presents information regarding Dutchess. The information concerning beneficial ownership has been taken from information provided to us by Dutchess. Beneficial ownership has been calculated in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days.

Selling Stockholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering	Shares to be Sold in the Offering Assuming the Company Issues Maximum No. of Shares in the Offering	Percentage of Outstanding Shares Beneficially Owned After Offering

Dutchess Opportunity Fund II, LP(1)	-0- (2)	0%	2,500,000 (3)	0%

———————

(1)

The address of Dutchess is 50 Commonwealth Avenue, Suite 2, Boston, MA 02116. Dutchess is a Delaware limited partnership. Michael Novielli and Douglas H. Leighton are the managing members of Dutchess Capital Management, II, LLC, the general partner to Dutchess, which has the voting and investment power over the shares being offered under this prospectus.

(2)

Dutchess does not own any shares of our common stock as of the date of this prospectus. We may at our discretion elect to issue to Dutchess up to 2,500,000 shares of our common stock under the Investment Agreement, subject to the terms and provisions of such agreement, but Dutchess does not beneficially own any such shares that may be issued by us at our sole discretion and such shares are not included in determining the percentage of shares beneficially owned before the offering.

(3)

Although the Investment Agreement provides what we may sell up to $2,500,000 of our common stock to Dutchess, we are only registering 2,500,000 shares issuable under the Investment Agreement pursuant to the registration statement of which this prospectus is a part. If we elect to issue more than the 2,500,000 shares offered by this prospectus, which we have the right but not the obligation to do, we must first register under the Securities Act any additional shares we may elect to sell to Dutchess before we can sell such additional shares.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Dutchess, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;
•	transactions involving cross or block trades;
•	through brokers, dealers, or underwriters who may act solely as agents;
•	“at the market” into an existing market for the common stock;
•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
•	in privately negotiated transactions;
•	any combination of the foregoing; or
•	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Dutchess is an “underwriter” within the meaning of the Securities Act.

Neither we nor Dutchess can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Dutchess, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Dutchess and related persons against specified liabilities, including liabilities under the Securities Act.

Dutchess and its affiliates have agreed not to engage in any direct or indirect short selling of our common stock during the term of the Investment Agreement.

While Dutchess is engaged in a distribution of the shares included in this prospectus, Dutchess is required to comply with Regulation M promulgated under the Exchange Act, and it is aware of its compliance obligations pursuant to Regulation M. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered pursuant to this prospectus. This offering will terminate on the date that all shares offered by this prospectus have been sold by Dutchess or may be resold by Dutchess without restriction under Rule 144(b)(1)(i) under the Securities Act.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 55,000,000 shares, consisting of 50,000,000 shares of common stock, par value $.001 per share; and 5,000,000 shares of preferred stock (the "Preferred Stock"), par value $.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, as amended and our amended and restated bylaws, which have been filed previously with the SEC.

As of June 14, 2013, there were 14,934,498 shares of common stock outstanding held of record by 62 persons. No shares of preferred stock are currently outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that directors will be elected by a plurality of the votes cast. Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for this purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive on a proportional basis any assets remaining available for distribution after payment of our liabilities. All of the outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Our Certificate of Incorporation provides that our board of directors may, by resolution, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designations, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by the resolutions of our board of directors approving the issuance of such shares.

The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. As of the date of this prospectus, no shares of our preferred stock have been issued and we have no plans to issue any shares of preferred stock.

Options to Purchase Common Stock

We have in place the Company’s 2010 Stock Incentive Plan which provides us with the ability to issue options on up to 2,500,000 shares of common stock. As of March 31, 2013, we had 1,255,250 options outstanding with a weighted exercise price of $1.02.

Warrants to Purchase Common Stock

We have warrants to purchase 454,863 shares of our common stock at an exercise price of $0.98 per share. The warrants expire on October 29, 2017.

Registration Rights

We have entered into a registration rights agreement with Dutchess. Please see “The Dutchess Equity Line Transaction” on page 17 of this prospectus.

Limitation of Liability

As permitted by the General Corporation Law of the State of Delaware, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock; and
•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our certificate of incorporation provides for the indemnification of our directors and officers, and, to the extent authorized by our board in its sole and absolute discretion, employees and agents, to the full extent authorized by, and subject to the conditions set forth in the Delaware law.

Delaware Anti-Takeover Law

We are subject to the provisions of section 203 of the Delaware law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Transfer Agent

The transfer agent for our common stock is Interwest Transfer Co., Inc, 1981 Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.

DESCRIPTION OF OUR BUSINESS

Corporate History

We were incorporated in Massachusetts on October 14, 1998 as EMUmail, Inc. and changed our name on April 1, 2010 to SMTP.com, Inc. On November 23, 2010, we incorporated a new entity under the name SMTP, Inc. in the State of Delaware and entered into a Merger Agreement with SMTP.com, Inc. The sole purpose of the merger was to change the jurisdiction of our company from Massachusetts to Delaware and to increase the number of authorized shares outstanding. Unless the context otherwise requires, all references to “our company,” “we,” “our” or “us” and other similar terms means SMTP, Inc., a Delaware corporation.

Business Summary

We provide Internet-based services to facilitate email delivery worldwide. Our services provide customers with the ability to increase the deliverability of email with less time, cost and complexity than handling it themselves. We believe our growth since inception has been driven by the compelling value proposition for our services.

Principal services

We provide services to enable small, medium and large businesses to outsource the sending of outbound emails. Legitimate senders of email use our services to help maintain their online email reputation so that their email is not blocked and is delivered to the intended recipients.

The services are differentiated based on the volume of emails sent by our customers:

1.	Low-volume solution services are for small businesses. These customers use shared IP pools and typically send between 2000 and 100,000 emails each month and pay between $5 and $130 per month in fees.

2.

High-volume solutions are for medium and large businesses requiring dedicated resources such as physical servers, dedicated IP addresses, and support staff. The customers receive advanced features: proactive reputation management, advanced email management features, 24/7 event monitoring and the highest level of customer support. Corporate customers typically send from 100,000 to tens of millions of emails each month and pay between $160 and $10,000 per month. As of December 31, 2012, we had approximately 700 corporate customers with the average customer paying us approximately $357 per month.

Additionally, on January 9, 2013, pursuant to an asset purchase agreement, we acquired certain tangible assets, including servers and devices, intangible assets related to PreviewMyEmail.com (“PME”), along with customer and co-location contracts. PME provides unique email design testing for customers to quickly see screen shots of how an email will look when received by 48 common desktop, web and mobile email applications. Previewing email on many different applications before sending can help ensure that email can be viewed by everyone and as intended. PME also provides inbox analytics for clients to track email opens, open duration, geo-location, the email client utilized and whether an email is printed or forwarded. These additional metrics can help senders maximize performance of future email campaigns. PME technology will be integrated into the proprietary SMTP service offering and will continue to be available at PreviewMyEmail.com. Paid plans are priced from $49 to $199 per month.

Sales and Marketing

We sell directly to prospective customers through online advertisements and through marketing agreements with vendors of email marketing software who promote our services to their clients. Approximately 80% of our customers reach us directly while approximately 20% reach us through third parties. We pay these third parties between 15% and 30% of the revenue generated from their referrals. Aside from fees paid to third parties, our marketing and advertising expenses are not directly related to our level of sales. There is no direct correlation between revenues and marketing expenses. We are not dependent on one or a few major customers.

Growth Strategy

Our growth strategy is to expand our business through (i) acquisitions of, or investments in, other companies with competing or complementary services, technologies or businesses; and (ii) entering into relationships with other businesses in order to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies. SMTP is currently actively engaged in the process to identify additional acquisition candidates and negotiate transactions, which contribute increased cash earnings and can lead to increasing cash dividends for common stock holders. We expect to fund our business expansion through the issuance of debt or equity securities, the payment of cash, the exchange of services, or any combination thereof.

Competition

The market for our services is competitive and rapidly changing, and the barriers to entry are relatively low. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition and maintain our prices.

Barriers to entry in email delivery services are very low. Privately-backed and public companies could choose to enter our space and compete directly with us, or indirectly by offering substitute solutions. The result could be decreased demand or pricing for our services, longer sales cycles, or a requirement to make significant incremental investments in research and development to match these entrants’ new technologies. If any of these happens, it could cause us to suffer a decline in revenues and profitability.

Our principal competitors include providers of email management services for small to medium size businesses such as Sendgrid.com, MailChimp.com. Our indirect competitors include JangoMail.com, SocketLabs.com, StrongMail.com, ConstantContact.com, CheetahMail.com, iContact.com, Bronto.com, AuthSmtp.com, SMTP2Go.com and large transactional delivery company such as Amazon.com, as well as the in-house information technology capabilities of prospective customers.

Competition could result in reduced sales, reduced margins or the failure of our email marketing product to achieve or maintain more widespread market acceptance, any of which could harm our business. While we do not compete currently with vendors serving larger customers, we may face future competition from these providers if they determine that our target market presents an opportunity for them. Finally, in the future, we may experience competition from Internet Service Providers, or ISPs, advertising and direct marketing agencies and other large established businesses, such as Microsoft Corporation, Google Inc. or Yahoo! Inc., possessing large, existing customer bases, substantial financial resources and established distribution channels. If these companies decide to develop, market or resell competitive email marketing products, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed. In addition, one or more of these ISPs or other businesses could decide to offer a competitive email marketing product at no cost or low cost in order to generate revenue as part of a larger product offering.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our current and potential competitors may have more extensive customer bases and broader customer relationships than we have. In addition, these companies may have longer operating histories and greater name recognition than we have and may be able to bundle an email marketing product with other products that have gained widespread market acceptance. These competitors may be better able to respond quickly to new technologies and to undertake more extensive marketing campaigns. If we are unable to compete with such companies, the demand for our products could substantially decline.

We cannot assure you that we will be able to respond quickly, cost-effectively or sufficiently to market conditions. Our business, financial condition and operating results may be adversely affected if we are unable to anticipate or respond quickly and economically to any developments.

Our ability to compete will also depend on the strength of our brand, our ability to attract and retain key talent and other personnel, the efficiency of development and marketing. All these activities require significant financial resources. We may not be able to sustain competition. Our inability to compete effectively would have an adverse impact on our business.

Intellectual Property

Our core message sending technology is built upon Postfix software that is open source and can be used by anyone without cost, as well as on commercial software from Message Systems. We customized various aspects of the software to optimize the speed at which email is delivered. Customizations to open source software code generally require developers to make their work available at no cost. Since we have created our software by developing extensions which plug into open source software without modifying the open source code, we do not believe there is a risk we could be required to offer our products or make our source code available. Generally, we spend less than 10% of our sales on research and development activities.

We do not own any patents, trademarks, licenses, franchises or concessions aside from the SMTP.com domain name.

Technology

We currently rent Internet servers from providers such as Rackspace, Softlayer, Hetzner and Sadecehosting. Each of these companies have servers in multiple cities in the United States, in Europe, or in Canada. We also have our own servers at our headquarters in Las Vegas, Nevada. Our disaster recovery strategy is to use back up servers.

Regulation of our business

We must comply with U.S. federal legislation entitled Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, which imposes certain obligations on the senders of commercial emails and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content.

The CAN-SPAM Act’s main provisions include:

•	prohibiting false or misleading email header information;
•	prohibiting the use of deceptive subject lines;
•

ensuring that recipients may, for at least 30 days after an email is sent, opt out of receiving future commercial email messages from the sender, with the opt-out effective within 10 days of the request;

•	requiring that commercial email be identified as a solicitation or advertisement unless the recipient affirmatively assented to receiving the message; and
•	requiring that the sender include a valid postal address in the email message.

In addition, some states have passed laws regulating commercial email practices that are significantly more punitive and difficult to comply with than the CAN-SPAM Act, particularly Utah and Michigan, which have enacted do-not-email registries listing minors who do not wish to receive unsolicited commercial email that markets certain covered content, such as adult or other harmful products. Some portions of these state laws may not be preempted by the CAN-SPAM Act. Additionally, some foreign jurisdictions, such as Australia, Canada and the European Union, have also enacted laws that regulate sending email, some of which are more restrictive than the CAN-SPAM Act. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has “opted-in” to receiving it.

The ability of our customers’ constituents to opt out of receiving commercial emails may minimize the effectiveness of our email marketing product. Moreover, non-compliance with the CAN-SPAM Act carries significant financial penalties. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email, whether as a result of violations by our customers or if we were deemed to be directly subject to and in violation of these requirements, we could be required to pay penalties, which would adversely affect our financial performance and significantly harm our business. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or increase our operating costs.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign governments becomes more likely. Our business could be negatively impacted by the application of existing laws and regulations or the enactment of new laws applicable to email communications. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be unable to pass along those costs to our customers in the form of increased subscription fees. In addition, federal, state and foreign governmental or regulatory agencies may decide to impose taxes on services provided over the Internet or via email. Such taxes could discourage the use of the Internet and email as a means of commercial marketing and communications, which would adversely affect the viability of our services.

Employees

As of the date hereof, we have three full-time employees in the U.S. consisting of our controller and two sales managers. We also have 28 independent contractors in the Ukraine, consisting of 14 technical support personnel, four systems engineers, five research development engineers and one process manager, one project manager, and three full-time employees consisting of the representative office head, office manager and service manager.

We believe that our future success will depend in part on our continued ability to attract, hire or acquire and retain qualified independent contractors. There can be no assurance that we will be able to attract and retain such individuals or companies. If we are unsuccessful in managing the timely delivery of these services our business could be adversely affected. We believe we have good relations with our employees and independent contractors.

Properties

Our corporate headquarters are located in Las Vegas, Nevada and we have support and technology offices in Cambridge, Massachusetts, Kiev, Ukraine and Odessa, Ukraine. We rent these four offices for approximately $8,500 per month total, for terms of 3 months or shorter. We believe that additional space may be required as our business expands and believe that we can obtain suitable space as needed.

Material agreements

Investment Agreement - Dutchess Opportunity Fund, II, LP

Please see “The Dutchess Equity Line Transaction” on page 17 of this prospectus.

Professional Services Agreement - inSegment, Inc.

On October 18, 2012, we entered into a professional services agreement with inSegment, Inc. to provide us with marketing and marketing related services. The agreement was revised on March 4, 2013. Pursuant to the initial agreement, we paid a monthly cash retainer of $12,500 to inSegment, and any service that exceeded the $12,500 retainer was to be paid through issuances of the Company’s common stock with a vesting schedule of six months from delivery date. On March 4, 2013, pursuant to an addendum, the agreement was modified to provide for the payment of a monthly retainer of $25,000, $12,500 payable in cash and $12,500 payable in our restricted common stock. The addendum also waived all fees and other amounts exceeding $25,000 owed by us to inSegment for services rendered during November and December 2012. The agreement expires on October 17, 2013.

Bowen Advisors Agreement - Bowen Advisors, Inc.

On October 29, 2012, the Company entered into an agreement with Bowen Advisors, Inc. to provide us with professional services related to exploring the possibility of finding a buyer to purchase some or all of the Company’s business. In connection with the agreement, the Company issued to Bowen 454,863 warrants to purchase shares of our common stock at an exercise price of $0.98 per share with a term of 5 years. As of March 31, 2013, all warrants were exercisable. The agreement also calls for certain incentives that if achieved call for the disbursement of $500,000 or more depending on the size of transaction as well as fees to arrange funding.

Content Marketing Project Agreement - Greenway Media, Inc.

On May 29, 2013 the Company entered into an agreement with Greenway Media, Inc. to provide us with marketing and advertising services. The services include research services, email marketing services, reporting services, adwords campaign management services, and content marketing services. Other than as provided for in the agreement, Greenway will be paid $25,000 per month for these services. The agreement terminates on December 31, 2014 or as otherwise provided for in the agreement.

Legal proceedings

We are not aware of any litigation or threatened litigation of a material nature.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our stock trades on the OTCQB under the symbol SMTP.

The following table set forth below lists the range of high and low bids for our common stock for each fiscal quarter since May 2, 2011, which is the date that we commenced trading. The prices in the table reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

		High		Low
		Bid	Ask	Bid	Ask

2011	3rd Quarter	$1.75	$2.00	$1.01	$1.35
	4th Quarter	$1.45	$1.80	$1.05	$1.15

2012	1st Quarter	$1.71	$1.99	$1.10	$1.35
	2nd Quarter	$1.45	$1.55	$0.52	$0.70
	3rd Quarter	$1.01	$1.24	$0.6101	$0.86
	4th Quarter	$1.40	$1.45	$0.6337	$0.93

2013	1st Quarter	$1.45	$1.50	$1.01	$1.12

Holders

As of June 14, 2013 we have a total of 14,934,498 shares of common stock outstanding, held of record by approximately 62 shareholders. We do not have any shares of preferred stock outstanding.

Dividends

Our Company began paying cash dividends on its common stock during the year ended December 31, 2012. During fiscal year 2012, our Company distributed dividends of $2,589,011 in cash to its stockholders. This includes cash dividends of $191,194 paid in May 2012, $220,550 in August 2012 and $265,324 paid in December 2012 along with a special cash dividend of $1,911,943 paid to our stockholders of record as of May 21, 2012. To date, during 2013, we paid cash dividends of $266,002 in March 2013 and $267,381 in May 2013. No restrictions limit our ability to pay cash dividends on our common stock. The payment of cash dividends in the future is contingent upon our Company's revenues and earnings, capital requirements and general financial condition. The payment of any dividends is within the discretion of our board of directors. Our board of director's present intention is to continue to pay comparable cash dividends in the future.

Penny Stock Regulations and Restrictions on Marketability

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this prospectus.

Background Overview

We provide Internet-based services to facilitate email delivery. Our services provide customers with the ability to increase the deliverability of email with less time, cost and complexity than handling it themselves. We believe our growth since inception has been driven by the compelling value proposition for our services.

Recent Acquisition of Business Assets.

On January 9, 2013 we acquired certain tangible assets, including servers and devices, intangible assets related to PreviewMyEmail.com (“PME”), along with customer and co-location contracts. PME provides unique email design testing for customers to quickly see screen shots of how an email will look when received by 48 common desktop, web and mobile email applications. PME also provides inbox analytics for clients to track email opens, open duration, geo-location, the email client utilized and whether an email is printed or forwarded. PME technology will be integrated into the proprietary SMTP service offering and will continue to be available at PreviewMyEmail.com.

Results of Operations

Three months ended March 31, 2013 compared to three months ended March 31, 2012

Net Revenues	2013	2012	Change from Prior Year	Percent Change from Prior Year

Three Months Ended March 31,	$1,369,438	$1,247,414	$122,024	9.8%

Revenues increased for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012, due to increased sales of our email service products to consumers. Revenue growth is attributable primarily to an increase in our number of subscribers of these products. Most of this growth is by organic growth in our customer base.

Cost of Service	2013	2012	Change from Prior Year	Percent Change from Prior Year

Three Months Ended March 31,	$324,673	$306,347	$18,326	6.0%

Cost of services increased for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012 primarily due to increased revenues. As a percentage of revenues, cost of services were 24% and 25% of net revenues for the three months ended March 31, 2013 and 2012, respectively. Cost of services increased due to growth of the technical support personnel connected with increased number of customers and our focus on quality.

Sales and Marketing	2013	2012	Change from Prior Year	Percent Change from Prior Year

Three Months Ended March 31,	$202,767	$226,775	$(24,008)	(10.6)%

Sales and marketing expenses decreased for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. The decrease relates to less public relations fees paid in 2013 compared to 2012.

General and Administrative	2013	2012	Change from Prior Year	Percent Change from Prior Year

Three Months Ended March 31,	$416,178	$278,657	$137,521	49.4%

General and administrative expenses increased for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012 based on the following:

•	An increase in consulting fees of approximately $142,000; primarily related to warrants issued for services and an increase in accounting fees.
•	An increase in stock compensation expense of approximately $6,000 related to additional stock options issued in October 2012;
•	An increase in depreciation and amortization of approximately $15,000;
•	An increase in other general and administrative expense of approximately $7,000;
•	A decrease in payroll and benefits of approximately $33,000 related to the previous CEO’s resignation.

Research and Development	2013	2012	Change from Prior Year	Percent Change from Prior Year

Three Months Ended March 31,	$52,532	$113,598	$(61,066)	(53.8)%

Research and development expenses decreased for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012 as we have decided to outsource our development rather than having it in-house. However, our research and development efforts are still focused around expanding our service offerings and improving the functionality of our products.

Income Tax Benefit (Expense)	2013	2012	Change from Prior Year	Percent Change from Prior Year

Three Months Ended March 31,	$(147,718)	$(117,212)	$(30,506)	26.0%

Changes in our income tax expense related primarily to an increase in pretax income during the three months ended March 31, 2013 as compared to the three months ended March 31, 2012, and we accrued a provision at a slightly higher rate in the first quarter of fiscal 2013 than the first quarter of fiscal 2012.

Net Income	2013	2012	Change from Prior Year	Percent Change from Prior Year

Three Months Ended March 31,	$225,570	$204,825	$20,745	10.1%

Net income increased for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012 primarily due to revenue growth partially offset by increases in cost of services and operating expenses related to the growth in our business, each of which is described above.

Fiscal Year December 31, 2012 Compared To the Fiscal Year Ended December 31, 2011

Net Revenues	2012	2011	Change from Prior Year	Percent Change from Prior Year

Year Ended December 31,	$5,353,550	$4,279,243	$1,074,307	25.1%

Revenues increased for the year ended December 31, 2012 as compared to the year ended December 31, 2011, due to increased sales of our email service products to consumers. Revenue growth is attributable primarily to an increase in our number of subscribers (approximately 9000) of these products and an increase in the average monthly fee to $70. Most of this growth is by organic growth in our customer base.

Cost of Service	2012	2011	Change from Prior Year	Percent Change from Prior Year

Year Ended December 31,	$1,277,126	$822,790	$454,336	55.2%

Cost of services increased for the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily due to increased revenues. As a percentage of revenues, cost of services were 24% and 19% of net revenues for the years ended December 31, 2012 and 2011, respectively. This increase in cost of services as a percentage of revenues is due to increase in costs of infrastructure to support a growing client base and higher cost of server storage as we move to more secure datacenters that house our servers.

Sales and Marketing	2012	2011	Change from Prior Year	Percent Change from Prior Year

Year Ended December 31,	$775,073	$361,395	$413,678	114.5%

Sales and marketing expenses increased for the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily attributable to a general growth in our business. We spent more on advertising and marketing to fuel additional growth, but there is no direct correlation between revenues and marketing expenses. In October 2012 we signed an agreement with a digital marketing agency which increased sales and marketing expense by $55,000. We also increased our online advertising budget during 2012, which included online ads running in 10 different languages.

General and Administrative	2012	2011	Change from Prior Year	Percent Change from Prior Year

Year Ended December 31,	$1,184,446	$1,167,839	$16,607	1.4%

General and administrative expenses increased for the year ended December 31, 2012 as compared to the year ended December 31, 2011 based on the following:

•	An decrease of approximately $3,000 of professional services due to the filing of our registration statement with the Securities and Exchange Commission in 2011;
•	An increase in stock compensation expense of approximately $104,000 related to options issued during 2012;
•	An increase in other general and administrative expenses of approximately $68,000;
•	An decrease in payroll and related costs of approximately $231,000 primarily due to decreased bonuses and the departure of a highly compensated employee;
•	An increase of $40,000 in board of director fees, which started in 2012; and
•	An increase of $38,000 in depreciation and amortization expense.

Research and Development	2012	2011	Change from Prior Year	Percent Change from Prior Year

Year Ended December 31,	$403,303	$351,090	$52,213	14.9%

Research and development expenses increased for the year ended December 31, 2012 as compared to the year ended December 31, 2011 as we utilized more subcontractors devoted to research and development. Our research and development efforts are focused around expanding our service offerings and improving the functionality of our products.

Income Tax Benefit (Expense)	2012	2011	Change from Prior Year	Percent Change from Prior Year

Year Ended December 31,	$(643,995)	$(670,497)	$26,502	(4.0)%

Changes in our income tax expense related primarily to differences in pretax income during the years ended December 31, 2012 and 2011, respectively, and the effects of certain balancing to our tax returns that vary from year to year.

Net Income	2012	2011	Change from Prior Year	Percent Change from Prior Year

Year Ended December 31,	$1,069,607	$905,632	$163,975	18.1%

Net income increased for the year ended December 31, 2012 as compared to the year ended December 31, 2011 increased primarily due to revenue growth partially offset by increases in cost of services and operating expenses related to the growth in our business, each of which is described above.

Liquidity

Sources and Uses of Cash

Our primary source of cash inflows are net remittances from customers for email services. Such payments are typically received in advance of providing the services, yielding a deferred revenue liability on our balance sheet.

Our primary sources of cash outflows include payroll, income tax payments and payments to vendors and third party service providers. With the exception of income taxes, which occur on a periodic basis, cash outflows typically occur in close proximity of expense recognition.

Analysis of Cash Flows

Three Months Ended March 31, 2013 and 2012

Net cash generated by operating activities increased by $538,606 or 465%, to $422,748 for the three months ended March 31, 2013, compared to ($115,858) for the three months ended March 31, 2012. The increase in cash generated by operating activities was primarily attributable to changes in working capital and other adjustments, the most significant of which was the decrease in 2012 in income taxes payable of approximately $216,132 meaning that cash spent was more than the expense recognition by those amounts. The change in working capital was offset by a decrease in net income of approximately $20,745.

Net cash used in investing activities was $(241,948) and $0 during the three months ended March 31, 2013, and 2012, respectively, consisting of investments in computers, servers, other equipment and licensed software related to an asset purchase agreement

Net cash used in financing activities was ($262,378) and $0 during the three months ended March 31, 2013 and 2012, respectively. During the three months ended March 31, 2013 we distributed $266,002, in cash to our shareholders in the form of a regular quarterly dividend which was offset by proceeds of $3,624 received from the issuance of our common stock.

We had net working capital of $534,876 and $552,669 as of March 31, 2013 and December 31, 2012, respectively. Our decrease in net working capital as of March 31, 2013 was primarily attributable to a distribution of $266,002 in cash to our shareholders in the form of regular quarterly dividends offset by proceeds of $3,624 received from the issuance of our common stock in the first quarter of 2013.

Years Ended December 31, 2012 and 2011

Net cash provided by operating activities decreased approximately $590,000, or 41%, to $851,770 for the year ended December 31, 2012, compared to $1,441,279 for the year ended December 31, 2011. The decrease of cash provided by operating activities was primarily attributable to the payment of 2011 taxes in 2012 which were accrued in 2011. This change totaled approximately $739,000 and was partially offset by an increase in net income of approximately $164,000.

Net cash used in investing activities was $24,206 and $150,349 during the year ended December 31, 2012, and 2011, respectively, consisting of the purchase of software licenses and investments in servers and computers for employees.

Net cash provided by (used in) financing activities was ($2,022,372) and $96,816 during the years ended December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, financing activities consisted primarily of dividends paid of $2,589,011, offset partly from proceeds from the issuance of common stock of $531,438. During the year ended December 31, 2011, financing activities consisted of proceeds from the issuance of common stock.

We had net working capital of $552,669 as of December 31, 2012 and $1,240,515 as of December 31, 2011. The decrease in net working capital as of December 31, 2012 was primarily attributable to our decreased cash, which decreased to $784,001 at December 31, 2012 compared to $1,978,809 at December 31, 2011.

Critical Accounting Policies

Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the Notes to the Financial Statements. We have consistently applied these policies in all material respects. We do not believe that our operations to date have involved uncertainty of accounting treatment, subjective judgment, or estimates, to any significant degree.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

New Accounting Pronouncements

Our new accounting pronouncements are disclosed in the Notes to the Financial Statements. We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

Inflation and Seasonality

We do not believe that our operations are significantly impacted by inflation. Our business is not seasonal in nature.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Identity and Business Experience of Directors

			Year First
			Elected
Name	Age	Biographical Information	Director

Semyon Dukach	44

Semyon Dukach has been chair of the board of directors since October 2002. Mr. Dukach was our chief executive officer from October 2002 until June 13, 2012 and our principal executive officer, principal accounting officer and secretary from October 2002 to March 5, 2013. Mr. Dukach is also a board member of Global Cycle Solutions, Inc. and Terrafugia, Inc. Previously, Mr. Dukach founded GottaFlirt, Inc., Vert, Inc. and Fast Engines, Inc. He was a Senior Vice President at Adero, Inc. after it acquired Fast Engines, Inc. from him in 2000 and he was also a Senior Vice President at North American Media Engines from 1995 to 1997. Mr. Dukach received his undergraduate degree from Columbia University in Computer Science and his Masters degree from MIT, where he authored the Simple Network Payment Protocol, which was one of the earliest ways to transfer money on the Internet. While at MIT, Mr. Dukach published early research on electronic commerce in 1992 and on virtual worlds in 1989. While attending MIT, Mr. Dukach was a member of the MIT Blackjack Team which successfully used card counting techniques to beat casinos at blackjack. Mr. Dukachs’ qualifications to serve on our board of directors include his knowledge of our Company and the email services industry and his years of leadership at our company.

			2002

Vadim Yasinovsky	53	Vadim Yasinovsky has been a director since July 2010. Since January 2008, Mr. Yasinovsky has served as the CEO of PDFFiller.com. Previously, he served as the Chief Technology Officer at FurnitureFan.com, an owner at ClearWeb.com and President and CEO of Clear Software, Inc. which was sold to SPSS, Inc. Mr. Yasinovskys’ qualifications to serve on our board of directors include his knowledge of software design and development, strategic technology evaluation and technology innovation.	2010

John (Rens) Troost	45

John (Rens) Troost has been a director since July 2010. Since April 2010, Mr. Troost has served a partner and Chief Executive Officer at Virtual Clarity, and from 2007 to February 2010, he was the Executive Director, Head of Platform Design and Core Technology Architecture at UBS, AG. Previously, he served as managing partner at Surgam Technology Partners, Chief Technology Officer at NAME, Inc., Manager of Systems and Network Engineering at Moor Capital Management and Senior Systems Administrator at Lehman Brothers. Mr. Troost is a contributor to the development of the original standards for email attachments (MIME standard RFC). Mr. Troost has a degree from Columbia University. Mr. Troosts’ qualifications to serve on our board of directors include his knowledge of email service technology, technology design and architecture and systems administration.

			2010

The board of directors believes that each of the directors named above has the necessary qualifications to be a member of the board of directors. Each director has exhibited during his prior service as a director the ability to operate cohesively with the other members of the board of directors. Moreover, the board of directors believes that each director brings a strong background and skill set to the board of directors, giving the board of directors as a whole competence and experience in diverse areas, including corporate governance and board service, finance, management and industry experience.

Each director of the Company holds such position until the next annual meeting of shareholders and until his successor is duly elected and qualified. The officers hold office until the first meeting of the board of directors following the annual meeting of shareholders and until their successors are chosen and qualified, subject to early removal by the board of directors.

Identity of Executive Officers and Significant Employees

Name	Age	Position and Experience

Semyon Dukach	44	Chair of Board of Directors Mr. Dukach’s business experience is described above under the caption “Identity and Business Experience of Directors.”

Maksym Ilin	29

President (Principal Executive Officer); Vice President-Operations and Customer Service

Mr. Ilin has served as our President and Vice President-Operations and Customer Service since March 5, 2013. Prior to that time, since 2008 Mr. Ilin served as our Director of Customer Service. From 2007 to 2008, Mr. Ilin worked at Astratelecom LLC, an internet service provider located in the Ukraine where he served as the Head of the Technical Department and Support.

Ruslan Bondariev	35

Chief Technology Officer; Vice President-Research

Mr. Bondariev has served as our Chief Technology Officer and Vice President-Research since March 5, 2013. Prior to that time, since October 2010 Mr. Bondarev served as our Director of Research and Development. From September 2009 to September 2010, he served as our Lead Developer, and from January 2005 to September 2009, Mr. Bondariev served as our Director of Development.

Alena Chuprakova	29

Comptroller (Principal Financial Officer); Treasurer

Ms. Chuprakova has served as our Comptroller and Treasurer since March 5, 2013. Prior to that time, since March 2012 Ms. Chuprakova served as our controller in a non-executive officer capacity. From November 2009 to March 2012, Ms. Chuprakova served as the assistant to our then chief executive officer, Semyon Dukach. Prior to that time she was enrolled in a short term management program at COGNOS International GmbH, Hamburg, Germany. From September 2007 to September 2008, Ms. Chuprakova served as a Deputy Director at TDI Global, an advertising firm located in Belarus, where she performed management functions.

Involvement in certain legal proceedings

During the past ten years, none of our directors or executive officers have been involved in any of the proceedings described in Item 410(f) of Regulation S-K.

Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our named executive officers for the fiscal years ended December 31, 2012 and 2011.

Name	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)

Semyon Dukach(1)	2012	29,167	100,000	-0-	-0-	-0-	-0-	-0-	129,167

Chief Executive Officer, Director	2011	100,000	100,000	-0-	-0-	-0-	-0-	-0-	200,000

Richard Harrison(2)	2012	94,751	95,992	-0-	-0-	(3)	-0-	-0-	33,333	(4)	224,076

Chief Executive Officer, President and Chief Operating Officer	2011	175,000	59,842	-0-	-0-	-0-	-0-	-0-	234,842

———————

(1)

Mr. Dukach served as our Chief Executive Officer during 2011 and resigned that position on June 13, 2012. He continues to serve as our Chair of the Board of Directors. Pursuant to a verbal agreement, as our Chief Executive Officer, Mr. Dukach was paid a salary of $100,000 per year and was entitled to an annual bonus to be determined at the sole discretion of the Board of Directors, reimbursement of reasonable business expenses, vacation and sick days in accordance with our corporate policy and any health benefits we offer employees. Mr. Dukach receives no compensation for serving as our Chair of the Board of Directors and his verbal employment agreement and annual salary of $100,000 per year was terminated on June 13, 2012, except that Mr. Dukach is entitled to reimbursement of reasonable business expenses in accordance with our corporate policy and any health benefits the registrant offers its other employees.

(2)

Mr. Harrison served as our President and Chief Operating Officer during 2011 and resigned that position on June 13, 2012 when he was appointed as our Chief Executive Officer. Under the terms of a written agreement, as our President and Chief Operating Officer, Mr. Harrison was paid a salary of $175,000 per year and was entitled to a bonus based upon achieving certain sales milestones, reimbursement of reasonable business expenses, vacation and sick days in accordance with our corporate policy and any health benefits we offer employees. In addition, Mr. Harrison was granted options to purchase 960,000 shares of common stock at $0.25 per share. In exchange for serving as our Chief Executive Officer, pursuant to written agreement, Mr. Harrison received as compensation, among other things, a base salary of $100,000 per year, along with quarterly performance based bonuses. His existing stock option grant continued. On August 15, 2012, Mr. Harrison resigned as our Chief Executive Officer, along with all other positions he held with our Company.

(3)	A total of 563,333 of the 960,000 options granted to Mr. Harrison had vested prior to Mr. Harrison resigning as our Chief Executive Officer.
(4)

In connection with Mr. Harrison’s resignation as our Chief Executive Officer, Mr. Harrison received as severance $33,333 and the continuation of health insurance benefits for a period of 4 months after his termination.

We have no annuity, pension, retirement or similar benefit plans in place on behalf of our executive officers, and we have no present intention of adopting any such plans in the future.

We grant stock awards and stock options to our executive officers based on their level of experience and contributions to our Company. The aggregate fair value of awards and options are computed in accordance with FASB ASC 718 and are reported in the Summary Compensation Table above in the columns (e) and (f). The assumptions made in the computation may be found in Note 8: Stock-Based Compensation to our financial statements contained in our latest Form 10-K Annual Report.

At no time during the last fiscal year was any outstanding option otherwise modified or re-priced, and there was no tandem feature, reload feature, or tax-reimbursement feature associated with any of the stock options we granted to our executive officers or otherwise.

The table below summarizes all of the outstanding equity awards for our named executive officers as of December 31, 2012, our latest fiscal year end.

Outstanding Equity Awards At Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options(#) exercisable	Number of securities underlying unexercised options(#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares of units of stock that have not vested	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
(a)	(b)	(c)	(#) (d)	($) (e)	(f)	(#) (g)	($) (h)	(#) (i)	($) (j)

Semyon Dukach Chief Executive Officer, Chair of Board of Directors	--	--	--	--	--	--	--	--	--

Richard Harrison (1) Chief Executive Officer, President and Chief Operating Officer	563,333	396,667	--	0.25	08/01/20	--	--	--	--

———————

(1)

On August 1, 2010 Mr. Harrison was awarded an option to purchase up to 960,000 shares of common stock at an exercise price of $.25 per share. The options vest over a period of 48 months at the rate of 16,666 per month during the first 24 months, commencing on August 1, 2010, and 23,333 per month during the second 24 months, commencing on August 1, 2012. On August 15, 2012, Mr. Harrison resigned as our Chief Executive Officer, along with all other positions he held with our Company. A total of 563,333 of the 960,000 options granted to Mr. Harrison had vested prior to Mr. Harrison resigning as our Chief Executive Officer.

Compensation of Directors

Set forth below is a summary of the compensation of our directors during our December 31, 2012 fiscal year.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)

Semyon Dukach (1)	--	--	--	--	--	--	--
John (Rens) Troost (2)	$10,000	--	$59,230	--	--	--	--
Vadim Yasinovsky (2)	$10,000	--	$59,230	--	--	--	--
Brad Harkavy (2)	$10,000	--	$59,230	--	--	--	--
Mark S. Dailey (4)	$10,000	--	$59,230	--	--	--	--

———————

(1)	Serves as an executive officer and a director but receives no compensation for serving as a director.
(2)

Represents director fees for this director of $2,500 per quarter paid during 2012. Additionally, on January 23, 2012, this director received an option to purchase up to 80,000 shares of company stock at an exercise price of $1.59 that vests pursuant to the following schedule: Twenty Thousand (20,000) options vested immediately and the remaining options vest in three (3) equal annual installments of Twenty Thousand (20,000) options per year commencing on the 1st day of each one year anniversary of the grant date. All of the options expire on January 22, 2022.

The aggregate fair value of option awards are computed in accordance with FASB ASC 718. The assumptions made in the computation may be found in Note 8: Stock-Based Compensation to our financial statements contained in our latest Form 10-K Annual Report.

Director’s Stipend

Our outside directors are entitled to a $10,000 per year stipend, payable quarterly, that is payable in cash or stock at the discretion of the board of directors. They are also entitled to reimbursement for expenses in attending director meetings.

Compensation Policies and Practices As They Relate To Our Risk Management

No risks arise from our Company’s compensation policies and practices for our employees that are reasonably likely to have a material adverse effect on our Company.

Compensation Committee

Our Board of Directors does not have a standing compensation committee or committee performing similar functions. This is due to the small number of executive officers involved with our Company. The independent members of our board of directors currently participate in the consideration of executive officer and director compensation. We do not have a compensation committee charter. The independent members of our board of directors are responsible for reviewing, recommending and approving our compensation policies and benefits, including the compensation of all of our executive officers and directors. Our full board of directors has the principal responsibility for the administration of our employee stock plan. Our board of directors will continue to evaluate, from time to time, whether it should appoint a standing compensation committee.

Executive officers who are also directors participate in determining or recommending the amount or form of executive and director compensation, but the ultimate determination of executive compensation is determined by the independent directors. Neither the board nor management utilizes compensation consultants in determining or recommending the amount or form of executive and director compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 14, 2013, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person or group known to our Company to be the beneficial owner of more than five percent (5%) of our common stock:

Security Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owner (1)	Amount and Nature Of Beneficial Ownership(2)	% of Class Owned (3)(4)

Semyon Dukach	13,286,063	88.96%

(1)	In care of our Company at 1810 E. Sahara Ave. Suite 111, Las Vegas, NV 89104.
(2)

To our best knowledge, as of the date hereof, such holders had the sole voting and investment power with respect to the voting securities beneficially owned by them, unless otherwise indicated herein. Includes the person's right to obtain additional shares of common stock within 60 days from the date hereof.

(3)

Based on 14,934,498 shares of common stock outstanding on June 14, 2013. Does not include shares underlying: (i) options to purchase shares of our common stock under our 2010 Stock Incentive Plan, or (ii) outstanding warrants to purchase shares of our common stock.

(4)

If a person listed on this table has the right to obtain additional shares of common stock within 60 days from the date hereof, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

The following table sets forth, as of the Record Date, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of our common stock of each of our officers and directors, and officers and directors as a group:

Security Ownership of Management

Name and Address of Beneficial Owner (1)	Amount and Nature Of Beneficial Ownership(2)		% of Class Owned (3)(4)

Semyon Dukach Chair of Board of Directors	13,286,063		88.96%

Maksym Ilin President; Vice President-Operations and Customer Service	25,000	(5)	*

Ruslan Bondariev Chief Technology Officer; Vice President-Research	40,000	(6)	*

Alena Chuprakova Comptroller; Treasurer	10,000	(7)	*

Vadim Yasinovsky Director	62,220	(8)	*

John (Rens) Troost Director	50,220	(9)	*

Directors and Officers as a Group (6 Persons)	13,473,503		90.21%

———————

* Less than 1%.

(1)	In care of our Company at 1810 E. Sahara Ave. Suite 111, Las Vegas, NV 89104.
(2)

To our best knowledge, as of June 14, 2013, such holders had the sole voting and investment power with respect to the voting securities beneficially owned by them, unless otherwise indicated herein. Includes the person's right to obtain additional shares of common stock within 60 days from the date hereof.

(3)

Based on 14,934,498 shares of common stock outstanding on June 14, 2013. Does not include shares underlying: (i) options to purchase shares of our common stock under our 2010 Stock Incentive Plan, or (ii) outstanding warrants to purchase shares of our common stock.

(4)

If a person listed on this table has the right to obtain additional shares of common stock within 60 days from the date hereof, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(5)	Consists of 10,000 shares of common stock held by Mr. Ilin and options held by Mr. Ilin to purchase up to 15,000 shares of common stock exercisable within 60 days from the date hereof.
(6)	Consists of 10,000 shares of common stock held by Mr. Bondariev and options held by Mr. Bondariev to purchase up to 30,000 shares of common stock exercisable within 60 days from the date hereof.
(7)	Consists of 10,000 shares of common stock held by Ms. Chuprakova.
(8)	Consists of 22,220 shares of common stock held by Mr. Yasinovsky and an option held by Mr. Yasinovsky to purchase up to 40,000 shares of common stock exercisable within 60 days from the date hereof.
(9)

Consists of (i) 2,220 shares of common stock held by Mr. Troost; (ii) 8,000 shares of common stock held by Mr. Troost’s spouse; and (iii) an option held by Mr. Troost to purchase up to 40,000 shares of common stock exercisable within 60 days from the date hereof. Mr. Troost disclaims beneficial ownership of the securities held by his spouse.

We are not aware of any arrangements that could result in a change of control.

RELATED PARTY TRANSACTIONS

Transactions with Related Persons

None.

Policies and Procedures for Related-Party Transactions

Our Company does not have any formal written policies or procedures for related party transactions, however in practice, our board of directors reviews and approves all related party transactions and other matters pertaining to the integrity of management, including potential conflicts of interest, trading in our securities, or adherence to standards of business conduct.

CORPORATE GOVERNANCE

Code of Ethics

Our Company has a Code of Business Conduct and Ethics that applies to all of the Company’s employees, including its principal executive officer, principal accounting officer, and our board of directors. A copy of this Code is available for review on the Company-Investor Relations page of the Company’s website www.smtp.com. Requests for a copy of the Code of Business Conduct and Ethics should be directed to the Corporate Secretary, c/o SMTP, Inc., 1810 E. Sahara Ave. Suite 111, Las Vegas, NV 89104. The Company intends to disclose any changes in or waivers from its Code of Business Conduct and Ethics by posting such information on its website or by filing a Form 8-K.

Audit Committee

We do not have a separately designated standing audit committee in place. Our full Board of Directors currently serves in that capacity. This is due to the small number of executive officers involved with our Company, and the fact that we operate with few employees. Our Board of Directors will continue to evaluate, from time to time, whether a separately designated standing audit committee should be put in place. We do not have an audit committee charter.

Our audit committee has reviewed and discussed the audited financial statements with management and has discussed with its independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380),1 as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The audit committee has received the written disclosures and the letter from its independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with its independent accountant its independent accountant’s independence. Based on the review and discussions described above, the audit committee recommended that the audited financial statements be included in our Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Our Board of Directors is comprised of Semyon Dukach, Vadim Yasinovsky and John (Rens) Troost. Our Company does not presently have an audit committee financial expert as that term is defined by the rules promulgated by the Securities and Exchange Commission. This is due to the small number of executive officers involved with our Company, and the fact that we operate with few employees.

Compensation Committee

Our Board of Directors does not have a standing compensation committee or committee performing similar functions. This is due to the small number of executive officers involved with our Company, and the fact that we operate with few employees. The independent members of our board of directors currently participate in the consideration of executive officer and director compensation. We do not have a compensation committee charter. The independent members of our Board of Directors are responsible for reviewing, recommending and approving our compensation policies and benefits, including the compensation of all of our executive officers and directors. Our full Board of Directors has the principal responsibility for the administration of our employee stock plan. Our Board of Directors will continue to evaluate, from time to time, whether it should appoint a standing compensation committee.

Executive officers who are also directors participate in determining or recommending the amount or form of executive and director compensation, but the ultimate determination of executive compensation is determined by the independent directors. Neither the board nor management utilizes compensation consultants in determining or recommending the amount or form of executive and director compensation.

Nominating Committee

Our Board of Directors does not have a nominating committee. This is due to the nominal size of our Board of Directors. Instead of having such a committee, our Board of Directors historically has searched for and evaluated qualified individuals to become nominees for membership on our Board of Directors. The directors recommend candidates for nomination for election or reelection for each annual meeting of stockholders and, as necessary, to fill vacancies and newly created directorships. We do not have a nominating committee charter.

All of our director nominees have expressed their willingness to continue to serve as our directors. When new candidates for our Board of Directors are sought, all of our directors evaluate each candidate for nomination as director within the context of the needs and the composition of the board as a whole. The Board of Directors conducts any appropriate and necessary inquiries into the backgrounds and qualifications of candidates. When evaluating director nominees, our Board of Directors generally seeks to identify individuals with diverse, yet complementary backgrounds. Our directors consider both the personal characteristics and experience of director nominees, including each nominee’s independence, diversity, age, skills, expertise, time availability and industry background in the context of the needs of the Board of Directors and the Company. The Board of Directors believes that director nominees should exhibit proven leadership capabilities and experience at a high level of responsibility within their chosen fields, and have the experience and ability to analyze business and/or scientific issues facing our Company. In addition to business expertise, the Board of Directors requires that director nominees have the highest personal and professional ethics, integrity and values and, above all, are committed to representing the long-term interests of our stockholders and other stakeholders. To date, all new candidates have been identified and recommended by members of our Board of Directors, including management and non-management directors, our principal executive officer, and other executive officers, and we have not paid any fee to a third party to assist in the process of identifying or evaluating director candidates.

Our directors will consider candidates for nomination as director who are recommended by a stockholder and will not evaluate any candidate for nomination for director differently because the candidate was recommended by a stockholder. To date, we have not received or rejected any suggestions for a director candidate recommended by any stockholder or group of stockholders owning more than 5% of our common stock.

When submitting candidates for nomination to be elected at our annual meeting of stockholders, stockholders should follow the following notice procedures and comply with applicable provisions of our bylaws. To consider a candidate recommended by a stockholder for nomination at the 2014 Annual Meeting of Stockholders, the recommendation must be delivered or mailed to and received by our Secretary within the time periods discussed elsewhere in this Information Statement under the heading “Stockholder Proposals for 2014 Annual Meeting.” The recommendation must include the information specified in our bylaws for stockholder nominees to be considered at an annual meeting, along with the following:

•	The stockholder’s name and address and the beneficial owner, if any, on whose behalf the nomination is proposed;
•	The stockholder’s reason for making the nomination at the annual meeting, and the signed consent of the nominee to serve if elected;
•	The number of shares owned by, and any material interest of, the record owner and the beneficial owner, if any, on whose behalf the record owner is proposing the nominee;
•	A description of any arrangements or understandings between the stockholder, the nominee and any other person regarding the nomination; and
•

Information regarding the nominee that would be required to be included in our Proxy Statement by the rules of the Securities and Exchange Commission, including the nominee’s age, business experience for the past five years and any other directorships held by the nominee.

The information listed above is not a complete list of requisite information. The secretary will forward any timely recommendations containing the required information to our independent directors for consideration.

Director Independence

Although we are currently quoted on the Over-the-Counter Markets, our board of directors has reviewed each of the directors’ relationships with the Company in conjunction with Section 121 of the listing standards of the NYSE Amex and has affirmatively determined that two of our directors, Vadim Yasinovsky and John (Rens) Troost, are independent directors in that they are independent of management and free of any relationship that would interfere with their independent judgment as members of our board of directors. The one member of our board of directors who is not independent is Semyon Dukach. Mark S. Dailey and Brad Harkavy, who resigned from our board of directors on April 1, 2013, but who served as members of our board of directors during 2012, were also deemed to be independent directors during their tenure.

Board Leadership Structure

Our bylaws provide the Board of Directors with flexibility to combine or separate the positions of Chair of the Board of Directors and Principal Executive Officer in accordance with its determination that utilizing one or the other structure is in the best interests of our Company. Our current structure is that of separate Principal Executive Officer and Chair of the Board of Directors. Maksym Ilin serves as our Principal Executive Officer and is responsible for the day-to-day operation of our Company. Semyon Dukach serves as our Chair of the Board of Directors. Mr. Dukach is not an independent director. Mr. Dukach is responsible for performing a variety of functions related to our corporate leadership and governance, including steering the direction of the Company, coordinating board activities, setting relevant items on the agenda and ensuring adequate communication between the Board of Directors and management, which he does in conjunction with the independent directors. Our Board of Directors has determined that maintaining the independence of a majority of our directors helps maintain its independent oversight of management.

Risk Oversight

The Board of Directors is actively involved in the oversight of risks, including strategic, operational and other risks, which could affect our business. The Board of Directors does not have a standing risk management committee, but administers this oversight function directly through the Board of Directors as a whole, which oversee risks relevant to their respective functions. The Board of Directors considers strategic risks and opportunities and administers its respective risk oversight function by evaluating management’s monitoring, assessment and management of risks, including steps taken to limit our exposure to known risks, through regular interaction with our senior management and in board and committee deliberations that are closed to members of management. The interaction with management occurs not only at formal board and committee meetings but also through periodic and other written and oral communications.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The validity of the shares of our common stock offered under this prospectus is being passed upon for us by David M. Bovi, P.A. No person employed or affiliated with David M. Bovi, P.A. owns any shares of our common stock.

The financial statements as of and for the years ended December 31, 2012 and December 31, 2011 included in this prospectus and the registration statement have been audited by McConnell & Jones, LLP, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We file periodic reports under the Securities Exchange Act of 1934, including annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

We make available free of charge on or through our internet website www.SMTP.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

SMTP, Inc.

We have audited the accompanying balance sheets of SMTP, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SMTP, Inc as of  December 31, 2012 and 2011 and the results of its operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ McConnell & Jones, LLP

Houston, Texas

March 29, 2013

3040 Post Oak Blvd., Suite 1600

Houston, TX  77056

Phone:  713.968.1600

WWW.MCCONNELLJONES.COM

SMTP, INC.

BALANCE SHEETS

	December 31,
	2012	2011

Assets

Cash and cash equivalents	$784,001	$1,978,809
Accounts receivable	38,152	4,226
Deferred income taxes	196,097	206,283
Other current assets	66,093	26,042
Total current assets	1,084,343	2,215,360
Property and equipment, net of accumulated depreciation of $43,180 and $11,608	141,948	149,315
Intangibles, net of accumulated amortization of $8,768 and $7,432	232	1,568
Deferred income taxes	14,536	2,214
Deposits	29,995	29,995
Total assets	$1,271,054	$2,398,452

Liabilities and Shareholders' Equity

Deferred revenue	$351,059	$335,425
Income taxes payable	42,590	458,631
Allowance for refunds and chargebacks	9,036	7,202
Accrued expenses and other	128,989	173,587
Total current liabilities	531,674	974,845

Shareholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding at December 31, 2012 and December 31, 2011	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 14,767,250 and 13,841,000 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	14,768	13,842
Additional paid in capital	1,111,175	276,924
(Accumulated deficit) Retained earnings	(386,563)	1,132,841
Total shareholders' equity	739,380	1,423,607

Total liabilities and shareholders' equity	$1,271,054	$2,398,452

See accompanying notes to the financial statements

SMTP, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2012	2011

Net revenue	$5,353,550	$4,279,243
Cost of services	1,277,126	822,790
Gross profit	4,076,424	3,456,453
Operating expenses:
Sales and marketing	775,073	361,395
General and administrative	1,184,446	1,167,839
Research and development	403,303	351,090

Total operating expenses	2,362,822	1,880,324

Income before income taxes	1,713,602	1,576,129
Provision for income tax	643,995	670,497

Net income	$1,069,607	$905,632

Net income per share:
Basic	$0.07	$0.07
Diluted	$0.07	$0.06

Weighted average common shares outstanding:
Basic	14,412,183	13,773,566
Diluted	14,611,549	15,154,264

See accompanying notes to the financial statements

SMTP, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

				Retained Earnings
	Common Stock		Additional	(Accumulated
	Shares	Amount	Paid in Capital	Deficit)	Total
Balance, December 31, 2010	13,440,000	$13,440	$57,155	$227,209	$297,804
Stock based compensation - stock options	-	-	46,737	-	46,737
Warrant for services rendered	-	-	73,768	-	73,768
Issuance of common stock, net	400,000	400	96,416	-	96,816
Shares issued for services rendered	1,500	2	2,848	-	2,850
Net Income	-	-	-	905,632	905,632
Balance, December 31, 2011	13,841,500	$13,842	$276,924	$1,132,841	$1,423,607
Stock based compensation - stock options	-	-	153,376		153,376
Warrant for services rendered			115,162		115,162
Dividends paid to shareholders	-	-	-	(2,589,011)	(2,589,011)
Issuance of common stock, net	925,750	926	530,512	-	531,438
Tax benefit from stock-based award activity, net			35,201	-	35,201
Net Income	-	-	-	1,069,607	1,069,607
Balance, December 31, 2012	14,767,250	14,768	1,111,175	(386,563)	739,380

See accompanying notes to the financial statements

SMTP, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2011
Cash flows from operating activities:

Net income	$1,069,607	$905,632
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,909	6,221
Excess tax benefits from share-based payment arrangements	(35,201)	-
Stock-based compensation	268,538	123,355
Allowance for refunds and chargebacks	1,834	5,036
Deferred income taxes	(2,136)	(49,826)
Changes in assets and liabilities:
Accounts receivable	(33,926)	11,351
Other assets	(40,051)	2,208
Deposits	-	39,405
Income taxes payable	(380,840)	358,325
Accrued expenses and other	(44,598)	1,305
Deferred revenue	15,634	38,267
Net cash provided by operating activities	851,770	1,441,279

Cash flows from investing activities
Purchases of property and equipment	(24,206)	(150,349)
Net cash used in investing activities	(24,206)	(150,349)

Cash flows (used in) provided by financing activities:
Dividends to shareholders	(2,589,011)	-
Proceeds from issuance of common stock	531,438	96,816
Excess tax benefits from share-based payment arrangements	35,201	-
Net cash (used in) provided by financing activities	(2,022,372)	96,816

Change in cash and cash equivalents	(1,194,808)	1,387,746

Cash and cash equivalents, beginning of period	1,978,809	591,063

Cash and cash equivalents, end of period	$784,001	$1,978,809

Supplemental cash flow disclosures:
Cash paid for income taxes	$618,000	$359,362

See accompanying notes to the financial statements

SMTP, INC.

Notes to the Financial Statements

Note 1:  Organization

The Company was incorporated in Massachusetts on October 14, 1998 as EMUmail, Inc. and changed our name on April 1, 2010 to SMTP.com, Inc.  The Company focuses on the execution of email delivery for marketing and enterprise application customers.  The Company has customers for both corporate and personal email delivery. The Company’s services are marketed directly by the Company and through reseller partners.

On November 23, 2010, the Company formed a Delaware corporation, SMTP, Inc. for the purpose of changing the structure of the Company from a Massachusetts corporation to a Delaware corporation and to increase the number of authorized shares outstanding.  Also on November 23, 2010, the Company entered into a Merger agreement between SMTP, Inc. and SMTP.com, Inc. whereby the surviving corporation would be SMTP, Inc. (the “Surviving Corporation”), the newly formed Delaware corporation.  The Surviving Corporation has an authorized capital structure of 50,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.  Under the terms of the Merger agreement, the Company’s existing 100 shares of ownership (which are held by a sole shareholder) were exchanged for 13,440,000 shares of common stock in the Surviving Corporation.  All financial statements have been retroactively restated to show the effects of this recapitalization.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are short-term, liquid investments with remaining maturities of three months or less when acquired. Cash and cash equivalents are deposited or managed by major financial institutions and at times are in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Fair Value of Financial Instruments

U.S. GAAP establishes a fair value hierarchy which has three levels based on the reliability of the inputs to determine the fair value. These levels include: Level 1, defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments consist of cash, accounts receivable and accounts payable. The carrying amount of cash, accounts receivable and accounts payable approximates fair value because of the short-term nature of these items.

Intangibles

Our intangible assets consist of a domain name. All such assets are capitalized at their original cost and amortized over their estimated useful lives. The Company evaluates its intangibles for impairment whenever events or circumstances indicate that impairment may have occurred in accordance with the provisions of FASB ASC 350 “Goodwill and Other Intangible Assets”.

Income Taxes

Provision for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company applies the authoritative guidance in accounting for uncertainty in income taxes recognized in the financial statements. This guidance prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. There are no uncertain tax positions taken by the Company on its tax returns. Tax years subsequent to 2006 remain open to examination by U.S. federal and state tax jurisdictions.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of the assets. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

In 2011 the Company paid $100,000 to a third party for a software license which has been categorized as software within property and equipment.  The license will be depreciated over its expected useful life on the straight-line method over five (5) years.  The license was placed into service in August 2012.

Estimated useful lives are as follows:

Computing equipment	3 years
Software	5 years

Revenue Recognition

The Company recognizes revenue from its services when it is probable that the economic benefits associated with the transactions will flow to the Company and the amount of revenue can be measured reliably. This is normally demonstrated when: (i) persuasive evidence of an arrangement exists; (ii) the fee is fixed or determinable; (iii) performance of service has been delivered; and (iv) collection is reasonably assured.

We provide Internet-based services to facilitate email delivery.  The Company’s services are offered over various contractual periods for a fixed fee that varies based on a maximum volume of transactions.  Revenues are typically paid by clients via credit card, check or wire payments at the inception of the contractual period.  Revenue is recognized on a straight-line basis over the contractual period.

The Company offers refunds on a pro-rata basis at any time during the contractual period.  The Company also experiences credit card chargebacks relating to cardholder disputes that are commonly experienced by businesses that accept credit cards.  The Company makes estimates for refunds and credit card chargebacks based on historical experience.

Deferred Revenue

The Company’s customers pay for services in advance on a monthly, quarterly, annual, bi-annually and quinquennially basis. Deferred revenue consists of payments received in advance of the Company’s providing the services. Deferred revenues are amortized on a straight-line basis in connection with the contractual period.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents. At December 31, 2012 and 2011, the Company had cash balances at financial institutions that exceed federally insured limits. The Company maintains its cash balances with accredited financial institutions. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

For the years ended December 31, 2012, and 2011, there were no customers that accounted for more than 10% of total revenue.

Cost of Services

Cost of services consists primarily of the direct labor costs, credit card fees, software costs, and fees paid to resellers of the Company’s product.

Advertising Costs

The Company expenses advertising costs as incurred.

Research and Development costs

Research and development cost are charged to expenses when incurred and include salaries and related cost of personnel engaged in research and development activities.

Net Income (Loss) Per Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements (“ASU 2011-04”) in GAAP and International Financial Reporting Standards (“IFRS”). Under ASU 2011-04, the guidance amends certain accounting and disclosure requirements related to fair value measurements to ensure that fair value has the same meaning in GAAP and in IFRS and that their respective fair value measurement and disclosure requirements are the same. ASU 2011-04 was effective for public entities during interim and annual periods beginning after December 15, 2011. Early adoption by public entities was not permitted. The adoption of this guidance did not have a material impact on the financial statements.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 requires companies to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions of ASU 2011-05 were effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Since ASU 2011-05 only amended the disclosure requirements concerning comprehensive income, the adoption of ASU 2011-05 did not affect the consolidated financial position, results of operations or cash flows of the Company.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02). This newly issued accounting standard allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test for indefinite-lived intangibles other than goodwill. Under that option, an entity would no longer be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on that qualitative assessment, that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. This ASU is effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We adopted this standard in the fourth quarter of 2012, which did not have a material impact on our financial or results of operations.

In August 2012, the FASB issued ASU No. 2012-03, Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (“ASU 2012-03”). This update was issued in order to codify various amendments and corrections included in SEC Staff Accounting Bulletin No. 114, SEC Release 33-9250, and ASU 2010-22, Accounting for Various Topics: Technical Corrections to SEC Paragraphs. The amendments and corrections included in this update are effective upon issuance. The adoption of ASU 2012-03 did not have an impact on the Company’s condensed consolidated financial statements.

In October 2012, the FASB issued ASU No. 2012-04, “Technical Corrections and Improvements, (“ASU 2012-04”).” This update includes source literature amendments, guidance clarification, reference corrections and relocated guidance affecting a variety of topics in the Codification. The update also includes conforming amendments to the Codification to reflect ASC 820’s fair value measurement and disclosure requirements. The amendments in this update that will not have transition guidance are effective upon issuance. The amendments in this update that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 is not expected to have a material impact on the Company’s condensed consolidated financial statements.

Note 3: Shareholders’ Equity

During February and March of 2011, the Company issued and sold 400,000 shares of the Company’s common stock at $0.25 per share. The sale of the common stock resulted in gross proceeds of $100,000 and net proceeds of $96,816 to the Company after deducting offering costs of $3,184.

On May 8, 2012 the Company filed with the Securities Exchange Commission form S-1 for the registration of its Common Stock, $.001 par value.  The amount of shares to be registered was 800,000.  On May 9, 2012, the warrant to purchase 800,000 shares of common stock at an exercise price of $.625 per share was exercised with total proceeds to the Company of $500,000 (see Note 9: Commitments and Contingencies).

The Company began paying dividends during the year ended December 31, 2012.  The Company distributed dividends of $2,589,011 in cash to its shareholders.  This includes quarterly cash dividends of $191,194 paid in May 2012, $220,550 in August 2012 and $265,324 paid in December 2012.  This also includes and a special cash dividend of $1,911,943 to its shareholders of record as of May 21, 2012.

Note 4: Net Income Per Share

Computation of net income per share is as follows:

	Year Ended December 31,
	2012	2011

Net income attributable to SMTP.com	$1,069,607	$905,632

Basic weighted average common shares outstanding	14,412,183	13,773,566
Add incremental shares for:
Warrants	63,840	423,085
Stock options	135,526	957,613
Diluted weighted average common shares outstanding	14,611,549	15,154,264

Net income per share:
Basic	$0.07	$0.07
Diluted	$0.07	$0.06

Note 5:  Income Taxes

The Company has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Income taxes for years ended December 31, is summarized as follows:

	2012	2011

Current provision	$646,131	$720,323
Deferred provision (benefit)	(2,136)	(49,826)
Net income tax provision	$643,995	$670,497

A reconciliation of income tax computed at the U.S. statutory rate to the effective income tax rate is as follows:

	2012		2011
	Amount	Percent	Amount	Percent

Federal statutory rates	$582,722	33%	$535,884	34%
State income taxes	107,461	6%	98,823	6%
Other	(46,188)	-3%	35,790	2%
Effective rate	$643,995	36%	$670,497	42%

The following is a summary of the components of the Company’s deferred tax assets:

	2012	2011
Deferred tax assets (liabilities) - current:
Accounts receivable	$(18,694)	$(9,655)
Prepaid Expenses	(23,434)	(7,667)
Stock-based compensation	73,000	26,275
Provisions and accruals	24,756	62,254
Deferred revenue	140,470	135,076
Total current deferred tax assets (liabilities)	196,098	206,283
Deferred tax assets (liabilities) - long-term:
Plant and equipment	4,704	2,216
Net operating loss carryforwards	9,834	-
Total net deferred tax assets	$210,636	$208,499

As of December 31, 2012, the Company did not have a significant tax operating loss carry forward.  No valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. The ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carry forward periods provided in the tax law, which management estimate they will.

We have considered the following possible sources of taxable income when assessing the realization of our deferred tax assets:

•

Future reversal of existing taxable temporary differences;

•

Taxable income or loss, based on recent results, exclusive of reversing temporary differences and carry forwards; and

•

Tax-planning strategies.

Note 6:  Related Party Transactions

There were no related party transactions for the years ended December 31, 2012 or 2011.

Note 7: Warrants

On March 23, 2011, in connection with a consulting agreement, the Company issued 800,000 warrants to purchase common stock at an exercise price of $0.625 per share with a term of 5 years. The warrants were fully vested at the date of grant and the Company recognized an expense of $73,768 equal to the grant date fair value of the warrants using the following assumptions: volatility of 68%; risk-free interest rate of 2.07%; and expected term of 5 years. The fair value of the warrants was determined using the Black-Scholes option valuation model.  On May 9, 2012, the warrants were exercised with total proceeds to the Company of $500,000.

On October 29, 2012, in connection with a consulting agreement, the Company issued 454,863 warrants to purchase common stock at an exercise price of $0.98 per share with a term of 5 years.  The warrants vest according to the following schedule:  75,813 shares vest immediately and 75,810 shares vest at the end of every thirty day period thereafter until the warrant is 100% vested.  The Company recognized an expense of $115,162 equal to the grant date fair value of the warrants using the following assumptions:  volatility of 57%-58%; risk-free interest rate of .31%-.35%; and expected term of 2.5 years.  The fair value of the warrants was determined using the Black-Scholes option valuation model.  The warrants expire on October 29, 2017 and have a remaining contractual life of 4.8 years as of December 31, 2012.  The intrinsic value of the Company’s warrants outstanding was $49,277 at December 31, 2012.

Note 8:  Stock-Based Compensation

The Company has historically granted stock options to certain vendors and employees.  On January 26, 2011, the Company granted 384,000 stock options at a strike price of $0.25 that vest equally over a four year period.  The grant date fair value of the awards was $54,736 (net of estimated forfeitures of 10%) which was determined using a Black Scholes option pricing model using the following assumptions:  volatility of 68%, risk-free rate of return of 2.4%, stock price of $0.25 and expected term of 6.25 years.  The options expire in 2021.

On April 29, 2011, the Company increased the number of shares of the Company’s common stock available for issuance under the plan from 1,360,000 to 2,500,000.

On January 23, 2012, the Company granted 533,000 stock options at a strike price of $1.59 that vest equally over a four year period.  The grant date fair value of the awards was $394,625 (net of estimated forfeitures of 10%) which was determined using a Black Scholes option pricing model using the following assumptions:  volatility of 54%, risk-free rate of return of 1.2%, stock price of $1.59 and expected term of 6.25 years.  The options expire in 2022.

On October 5, 2012, the Company granted 1,010,000 stock options at a strike price of $0.99 that vest equally over a four year period.  The grant date fair value of the awards was $510,982 (net of estimated forfeitures of 15%) which was determined using a Black Scholes option pricing model using the following assumptions:  volatility of 66%, risk-free rate of return of .90%, stock price of $0.99 and expected term of 6.25 years.  The options expire in 2022.

Awards are valued based on the grant date fair value of the instruments, net of estimated forfeitures, using a Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2012	2011
Volatility	54%-68%	68%
Risk-free interest rate	.90%-1.22%	2.40%
Expected term	6.3 years	6.3 years
Forfeiture rate	15%	10%
Dividend yield rate	0%	0%

The volatility used was based on historical volatility of similar sized companies due to lack of historical data of the Company’s stock price.  The risk free interest rate was determined based on treasury securities with maturities equal to the expected term of the underlying award.  The expected term was determined based on the simplified method outlined in Staff Accounting Bulletin No. 110.

Stock option awards are expensed on a straight-line basis over the requisite service period.  During the years ended December 31, 2012 and 2011, the Company recognized expense of $153,376 and $46,737, respectively. At December 31, 2012, future stock compensation expense (net of estimated forfeitures) not yet recognized was $717,864 and will be recognized over a weighted average remaining vesting period of 1.82 years.  The following summarizes stock option activity for the year ended December 31, 2012:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining
	Number of	Exercise	Fair	Contractual
	Shares	Price	Value	Life
Outstanding at December 31, 2011	1,318,000	$0.25	$0.16
Granted at market price	1,543,000	1.19	0.63
Exercised	(125,750)
Forfeited	(1,040,000)
Outstanding at December 31, 2012	1,695,250	1.08	0.58	9.4
Exercisable	23,750	$0.25	$0.16	8.1

The following summarizes information about the Company’s stock options at December 31, 2012:

	Exercisable		Unexercisable		Total

		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
Range of Exercise Prices	Outstanding	Exercise Price	Outstanding	Exercise Price	Outstanding	Exercise Price

$.25 per share	23,750	$0.25	169,500	0.25	193,250	$0.25
$1.59 per share	-	-	492,000	1.59	492,000	$1.59
$0.99 per share	-	-	1,010,000	0.99	1,010,000	$0.99

The intrinsic value of the Company’s stock options outstanding was $636,338 at December 31, 2012.

Note 9:  Commitments and Contingencies

Litigation

The Company may from time to time be involved in legal proceedings arising from the normal course of business.  There are no pending or threatened legal proceedings as of December 31, 2012.

Operating Leases and Service Contracts

The Company rents its facilities on a month-to-month or quarter-to-quarter basis. Most of its service contracts are also on a month-to-month basis. However, the Company entered into several non-cancelable service contracts during the year ended December 31, 2012.  Future minimum payments under non-cancelable service contracts are as follows for the years ended December 31:

2013	143,420
2014	6,905
2015	-
2016	-
2017	-
Thereafter	-
Total	$150,325

Changes in Officers and Employment Agreements

On April 30, 2012, Mr. William Morrison resigned as the Vice President of Engineering of the Company.  As a result of his departure, Mr. Morrison also resigned as an officer of the Company.  Mr. Morrison did not receive any severance as part of his resignation.  Of the 100,000 options granted on January 26, 2011, 25,000 vested and 75,000 remained unvested and were forfeited.

On June 13, 2012, Mr. Semyon Dukach, the Company’s Chief Executive Officer resigned, and on that same date the Company’s board of directors appointed Richard T. Harrison to the position of Chief Executive Officer.  Mr. Harrison received as compensation, among other things, a base salary of $100,000 per year, along with quarterly performance based bonuses.  Mr. Harrison’s employment agreement was effective June 1, 2012.

On June 13, 2012 the Company’s board of directors re-appointed Mr. Semyon Dukach to the position of Chair of the Board of Directors, which was an executive position with the Company, effective June 13, 2012.  Mr. Dukach receives no compensation for serving as the registrant’s Chair of the Board of Directors and his existing oral employment agreement and annual salary of $100,000 per year was terminated, except that Mr. Dukach is entitled to reimbursement of reasonable business expenses in accordance with the registrant’s corporate policy and any health benefits the registrant offers its other employees.

On August 15, 2012, Richard T. Harrison resigned as the chief executive officer and all other positions he held with the registrant. On that same date, the registrant’s board of directors appointed a committee to oversee the registrant’s operations, lead by Semyon Dukach, the registrant’s Chair of the Board of Directors.  Mr. Harrison received a severance in the amount of $33,333, the equivalent of four months base salary paid ratably over a four month period according to the Company’s standard payroll schedule and health insurance benefits over a four month period.  Of the 960,000 options granted on July 1, 2010, 563,333 vested and 396,667 remain unvested and were forfeited.

Consulting Services

On March 23, 2011, in relation to the agreement entered into with a third party to provide various consulting services for the Company, the Company issued 800,000 warrants to purchase common stock at an exercise price of $0.625 per share with a term of 5 years. See Note 7 for discussion of warrants.

On May 9, 2012, the warrant to purchase 800,000 shares of common stock at an exercise price of $.625 per share was exercised with total proceeds to the Company of $500,000.

On October 18, 2012, the Company entered into a professional services agreement.  The agreement requires the Company to pay a monthly cash retainer of $12,500 to cover professional services provided by the service provider.  Additionally, any service that exceeds the $12,500 retainer are to be paid through issuances of the Company’s common stock with a vesting schedule of six months from delivery date.  At December 31, 2012, the Company has an accrued liability of $25,000, which is expected to be settled in shares of the Company’s common stock.

On October 29, 2012, the Company entered into a professional services agreement. In connection with the agreement, the Company issued 454,863 warrants to purchase common stock at an exercise price of $0.98 per share with a term of 5 years in exchange for professional services. As of December 31, 2012, 227,433 of such warrants were exercisable. The agreement also call for certain incentives that if achieved call for the disbursement of $500,000 or more depending on the size of transaction as well as fees to arrange funding. See Note 7 for discussion of warrants.

Note 10: Subsequent Events

On January 9, 2013 the registrant entered into an asset purchase agreement (“Asset Purchase Agreement”) with Oktet Bilişim Danışmanlık Organizayon Reklamcılık Limited Şirketi, a Turkish corporation (“Octeth”). Pursuant the Asset Purchase Agreement, the registrant acquired from Octeth certain tangible assets, including servers and devices, intangible assets related to PreviewMyEmail.com, along with customer and co-location contracts, in exchange for $160,000 cash.

On March 4, 2013, the Company added an addendum to the professional services agreement made on October 18, 2012.  Simultaneous with the execution of this agreement, the Company issued 18,868 shares of restricted common stock representing $25,000 worth of stock for services rendered during November and December of 2012.   At December 31, 2012, the Company has an accrued liability of $25,000 related to this transaction.  On March 4, 2013, the Company also issued 45,000 shares of restricted common stock representing payment for website construction in fiscal year 2013.

On March 5, 2013 Maksym Ilin was appointed as President, Principal Executive Officer and Vice President-Operations and Customer Service. Pursuant to a non-written agreement, Mr. Ilin will receive a base salary of $38,400 per year along with performance based bonuses. Previously, Mr. Ilin served as the Company’s Director of Customer Service.

On March 5, 2013, Ruslan Bondariev was appointed as Chief Technology Officer and Vice President – Research. Pursuant to a non-wrtiten agreement, Mr. Bondariev will receive a base salary of $36,000 per year along with performance based bonuses. Previously, Mr. Bondarev served as the Company’s Director of Research and Development.

On March 5, 2013, Alena Chuprakova was appointed as Comptroller, Treasurer and Principal Financial Officer. Pursuant to a non-written agreement, Ms. Chuprakova will receive a base salary of $50,000 per year, along with performance based bonuses.

On March 8, 2013, the Company paid quarterly dividends of $266, 072 to its stockholders.

SMTP, INC.

CONDENSED BALANCE SHEETS

	March 31,	December 31,
	2013	2012
	(unaudited)
Assets

Cash and cash equivalents	$702,423	$784,001
Accounts receivable	51,280	38,152
Deferred income taxes	212,485	196,097
Income taxes receivable	24,624	-
Other current assets	42,526	66,093
Total current assets	1,033,338	1,084,343

Property and equipment, net of accumulated depreciation of $60,536 and $43,180	366,541	141,948
Intangibles, net of accumulated amortization of $9,000 and $8,768	-	232
Deferred income taxes	21,458	14,536
Deposits	29,995	29,995
Total assets	$1,451,332	$1,271,054

Liabilities and Shareholders' Equity

Deferred revenue	$329,494	$351,059
Income taxes payable	-	42,590
Allowance for refunds and chargebacks	9,036	9,036
Accrued expenses and other	159,932	128,989
Total current liabilities	498,462	531,674

Shareholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding at March 31, 2013 and December 31, 2012	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 14,845,618 and 14,767,250 shares issued and outstanding at March 31, 2013 and December 31, 2012, respectively	14,846	14,768
Additional paid in capital	1,365,019	1,111,175
Accumulated deficit	(426,995)	(386,563)
Total shareholders' equity	952,870	739,380

Total liabilities and shareholders' equity	$1,451,332	$1,271,054

See accompanying notes to the financial statements

SMTP, INC.

CONDENSED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended March 31,
	2013	2012

Net revenue	$1,369,438	$1,247,414
Cost of services	324,673	306,347
Gross profit	1,044,765	941,067
Operating expenses:
Sales and marketing	202,767	226,775
General and administrative	416,178	278,657
Research and development	52,532	113,598

Total operating expenses	671,477	619,030

Income before income taxes	373,288	322,037
Provision for income tax	147,718	117,212

Net income	$225,570	$204,825

Net income per share:
Basic	$0.02	$0.01
Diluted	$0.01	$0.01

Weighted average common shares outstanding:
Basic	14,790,565	13,841,500
Diluted	15,970,359	15,431,961

See accompanying notes to the financial statements

SMTP, INC.

CONDENSED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2013	2012
Cash flows from operating activities:

Net income	$225,570	$204,825
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,587	2,116
Excess tax benefits from share-based payment arrangements	3,171	-
Non-cash stock compensation	247,127	30,028
Allowance for refunds and chargebacks	-	1,089
Deferred income taxes	(23,310)	52,436
Changes in assets and liabilities:
Accounts receivable	(13,128)	(46,655)
Other assets	23,567	(9,087)
Income taxes payable	(67,214)	(283,346)
Accrued expenses and other	30,943	(89,977)
Deferred revenue	(21,565)	22,713
Net cash provided by (used in) operating activities	422,748	(115,858)

Cash flows from investing activities
Purchases of property and equipment	(241,948)	-
Net cash used in investing activities	(241,948)	-

Cash flows (used in) provided by financing activities:
Dividends to shareholders	(266,002)	-
Proceeds from issuance of common stock	3,624	-
Net cash used in financing activities	(262,378)	-

Change in cash and cash equivalents	(81,578)	(115,858)

Cash and cash equivalents, beginning of period	784,001	1,978,809

Cash and cash equivalents, end of period	$702,423	$1,862,951

Supplemental cash flow disclosures:
Cash paid for income taxes	$235,000	$348,122

See accompanying notes to the financial statements

SMTP, INC.

Notes to the Financial Statements

(unaudited)

Note 1:  Organization and Basis of Presentation

Background

The Company was incorporated in Massachusetts on October 14, 1998 as EMUmail, Inc. and changed its name on April 1, 2010 to SMTP.com, Inc.  The Company focuses on the execution of email delivery for marketing and enterprise application customers.  The Company has customers for both corporate and personal email delivery. The Company’s services are marketed directly by the Company and through reseller partners.

On November 23, 2010, the Company formed a Delaware corporation, SMTP, Inc. for the purpose of changing the domicile of the Company from a Massachusetts corporation to a Delaware corporation and to increase the number of authorized shares outstanding.  Also on November 23, 2010, the Company entered into a Merger agreement between SMTP, Inc. and SMTP.com, Inc. whereby the surviving corporation would be SMTP, Inc. (the “Surviving Corporation”), the newly formed Delaware corporation.  The Surviving Corporation has an authorized capital structure of 50,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.  Under the terms of the Merger agreement, the Company’s existing 100 shares of ownership (which were held by a sole shareholder) were exchanged for 13,440,000 shares of common stock in the Surviving Corporation.

Basis of Presentation

In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of only normal recurring accruals, necessary for a fair statement of financial position, results of operations, and cash flows. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 29, 2013. The accounting policies are described in the “Notes to Financial Statements” in the 2012 Annual Report on Form 10-K and updated, as necessary, in this Form 10-Q. The year-end balance sheet data presented for comparative purposes was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the operating results for the full year or for any other subsequent interim period.

Certain reclassifications have been made to prior period reported amounts to conform to current year presentation.

Fair Value of Financial Instruments

U.S. GAAP establishes a fair value hierarchy which has three levels based on the reliability of the inputs to determine the fair value. These levels include: Level 1, defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments consist of cash, accounts receivable, deposits and accounts payable. The carrying amount of cash, accounts receivable and accounts payable approximates fair value because of the short-term nature of these items.

Income Taxes

Provision for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company applies the authoritative guidance in accounting for uncertainty in income taxes recognized in the financial statements. This guidance prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. There are no uncertain tax positions taken by the Company on its tax returns. Tax years subsequent to 2006 remain open to examination by U.S. federal and state tax jurisdictions.

In determining the quarterly provision for income taxes, the Company uses an estimated annual effective tax rate, statutory tax rates and tax planning opportunities available to the Company in the jurisdictions in which it operates.  This includes recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns to the extent pervasive evidence exists that they will be realized in future periods. The deferred tax balances are adjusted to reflect tax rates by tax jurisdiction, based on currently enacted tax laws, which are expected to be in effect in the years in which the temporary differences are expected to reverse. In accordance with the Company’s income tax policy, significant or unusual items are separately recognized in the quarter in which they occur.

Revenue Recognition

The Company recognizes revenue from its services when it is probable that the economic benefits associated with the transactions will flow to the Company and the amount of revenue can be measured reliably. This is normally demonstrated when: (i) persuasive evidence of an arrangement exists; (ii) the fee is fixed or determinable; (iii) performance of service has been delivered; and (iv) collection is reasonably assured.

The Company provides Internet-based services to facilitate email delivery. The Company’s services are offered over various contractual periods for a fixed fee that varies based on a maximum volume of transactions.  Revenues are typically paid by clients via credit card, check or wire payments at the inception of the contractual period.  Revenue is recognized on a straight-line basis over the contractual period.

The Company offers refunds on a pro-rata basis at any time during the contractual period.  The Company also experiences credit card chargebacks relating to cardholder disputes that are commonly experienced by businesses that accept credit cards.  The Company makes estimates for refunds and credit card chargebacks based on historical experience.

Deferred Revenue

The Company’s customers pay for services in advance on a monthly, quarterly, annual, bi-annually and quinquennially basis. Deferred revenue consists of payments received in advance of the Company’s providing the services. Deferred revenues are amortized on a straight-line basis in connection with the contractual period.

Net Income Per Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period.

Note 2:  Commitments and Contingencies

Litigation

The Company may from time to time be involved in legal proceedings arising from the normal course of business.  There are no pending or threatened legal proceedings as of March 31, 2013.

Consulting Services

On October 18, 2012, the Company entered into a professional services agreement.  The agreement requires the Company to pay a monthly cash retainer of $12,500 to cover professional services provided by the service provider.  Additionally, any service that exceeds the $12,500 retainer are to be paid through issuances of the Company’s common stock with a vesting schedule of six months from delivery date.  On March 4, 2013, the Company added an addendum to this agreement.  This addendum amended the agreement so that each month is a fixed fee of $25,000 payable in $12,500 cash and $12,500 in restricted common stock.  The addendum also waived all fees and other amounts exceeding $25,000 owed for November and December 2012 for services rendered. On March 8, 2013, the Company issued 18,868 shares of restricted common stock representing $25,000 worth of stock for services rendered during November and December of 2012.   On March 8, 2013, the Company also issued 45,000 shares of restricted common stock representing payment for website construction in fiscal year 2013 valued at $55,800 based on the closing share price of $1.24 on March 8, 2013.

On October 29, 2012, the Company entered into a professional services agreement. In connection with the agreement, the Company issued 454,863 warrants to purchase common stock at an exercise price of $0.98 per share with a term of 5 years in exchange for professional services. As of March 31, 2013, all warrants were exercisable. The agreement also calls for certain incentives that if achieved call for the disbursement of $500,000 or more depending on the size of transaction as well as fees to arrange funding. See Note 8 for discussion of warrants.

Operating Leases and Service Contracts

The Company rents its facilities on a month-to-month or quarter-to-quarter basis. Most of its service contracts are also on a month-to-month basis. However, the Company entered into several non-cancelable service contracts during the year ended December 31, 2012.  Future minimum payments under non-cancelable service contracts are as follows as of March 31:

	Payments Due by Fiscal Year
		Remainder of
	Total	2013	2014	2015	2016	2017	Thereafter
Operating lease commitments	$20,720	$13,815	$6,905	$-	$-	$-	$-
Noncancelable service agreements	$175,000	$175,000	$-	$-	$-	$-	$-
	$195,720	$188,815	$6,905	$-	$-	$-	$-

Change in Officers and Employment Agreements

On March 5, 2013 Maksym Ilin was appointed as President, Principal Executive Officer and Vice President-Operations and Customer Service. Pursuant to a non-written agreement, Mr. Ilin will receive a base salary of $38,400 per year along with performance based bonuses. Previously, Mr. Ilin served as the Company’s Director of Customer Service.

On March 5, 2013, Ruslan Bondariev was appointed as Chief Technology Officer and Vice President – Research. Pursuant to a non-written agreement, Mr. Bondariev will receive a base salary of $36,000 per year along with performance based bonuses. Previously, Mr. Bondarev served as the Company’s Director of Research and Development.

On March 5, 2013, Alena Chuprakova was appointed as Comptroller, Treasurer and Principal Financial Officer. Pursuant to a non-written agreement, Ms. Chuprakova will receive a base salary of $50,000 per year, along with performance based bonuses.

Note 3:  Property and Equipment

On January 9, 2013 the Company entered into an asset purchase agreement (“Asset Purchase Agreement”) with Oktet Bilişim Danışmanlık Organizayon Reklamcılık Limited Şirketi, a Turkish corporation (“Octeth”). Pursuant to the Asset Purchase Agreement, the registrant acquired from Octeth certain tangible assets, including servers and devices, intangible assets related to PreviewMyEmail.com, along with customer and co-location contracts, in exchange for $160,000 cash. This asset purchase agreement did not constitute a business combination for which purchase accounting would apply and therefore the purchase price was allocated to the assets required based on their estimated fair value.

Note 4:  Shareholders’ Equity

The Company began paying dividends during the year ended December 31, 2012.  The Company distributed dividends of $2,589,011 in cash to its shareholders during the year ended December 31, 2012.  On March 8, 2013, the Company paid quarterly dividends of $266,002 to its stockholders.

On March 8, 2013, in connection with a consulting agreement, the Company issued 63,868 shares of common stock in exchange for services.  See Note 2 for more discussion.

Note 5: Net Income Per Share

Computation of net income per share is as follows:

	Three Months Ended March 31,
	2013	2012

Net income attributable to SMTP.com	$225,570	$204,825

Basic weighted average common shares outstanding	14,790,565	13,841,500
Add incremental shares for:
Warrants	86,461	516,688
Stock options	1,093,333	1,073,773
Diluted weighted average common shares outstanding	15,970,359	15,431,961

Net income per share:
Basic	$0.02	$0.01
Diluted	$0.01	$0.01

Note 6:  Stock-Based Compensation

The Company has historically granted stock options to certain vendors and employees.

On April 29, 2011, the Company increased the number of shares of the Company’s common stock available for issuance under the plan from 1,360,000 to 2,500,000.

Stock option awards are expensed on a straight-line basis over the requisite service period.  The Company recognized expense of $36,029 and $30,028, for the three months ended March 31, 2013 and March 31, 2012, respectively. At March 31, 2013, future stock compensation expense (net of estimated forfeitures) not yet recognized was $489,112 and will be recognized over a weighted average remaining vesting period of 3.34 years.  The following summarizes stock option activity for the three months ended March 31, 2013:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining
	Number of	Exercise	Fair	Contractual
	Shares	Price	Value	Life
Outstanding at December 31, 2012	1,695,250	$1.08	$0.58
Granted at market price	-
Exercised	(14,500)
Forfeited	(425,500)
Outstanding at March 31, 2013	1,255,250	1.02	0.59	9.1
Exercisable	189,250	$1.09	$0.58	8.5

The following table summarizes information about the Company’s stock options at March 31, 2013:

	Exercisable		Unexercisable		Total
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Price	Outstanding	Price	Outstanding	Price
$.25 per share	70,000	$0.25	107,000	0.25	177,000	$0.25
$1.59 per share	119,250	1.59	169,000	1.59	288,250	$1.59
$0.99 per share	-	-	790,000	0.99	790,000	$0.99

Note 7: Income Taxes

During the quarter ended March 31, 2013, the Company recorded an income tax provision of $147,718, which was comprised of a current provision of $173,826 and a deferred benefit of $26,108.

Note 8: Warrants

On October 29, 2012, in connection with a consulting agreement, the Company issued 454,863 warrants to purchase common stock at an exercise price of $0.98 per share with a term of 5 years.  The warrants vest according to the following schedule:  75,813 shares vest immediately and 75,810 shares vest at the end of every thirty day period thereafter until the warrant is 100% vested.  For the three months ending March 31, 2013, the Company recognized an expense of $130,928 associated with these awards. The warrants expire on October 29, 2017 and have a remaining contractual life of 4.6 years as of March 31, 2013.

The following table summarizes information about the Company’s warrants at March 31, 2013:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual
	Number	Exercise	Term	Intrinsic
	of Units	Price	(in years)	Value
Outstanding at December 31, 2012	454,863	$0.98	4.8	49,277

Granted	-

Outstanding at March 31, 2013	454,863	$0.98	4.6	54,584

Exercisable at March 31, 2013	454,863	$0.98	4.6	54,584

Note 9:  Subsequent Events

On April 1, 2013, Brad Harkavy and Mark S. Dailey resigned as members of the board of directors.

On April 8, 2013, the Company issued a total of 8,880 of the Company’s common stock to the directors.

2,500,000 shares

Common Stock

PROSPECTUS

_________, 2013

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.

Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee.

Amount to
be Paid
SEC registration fee	$352
Edgar expenses	$1,500
Legal fees and expenses	$12,000
Accounting fees and expenses	$3,500
Transfer agent and registrar fees and expenses	$2,000
Miscellaneous expenses	$3,500

Total	$22,852

Item 14.

Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VI of our certificate of incorporation (the “Charter”), provides that no director of our Company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VI of the Charter further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article IX of our by-laws (the “By-Laws”), provides that that our Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of our Company) by reason of the fact that he is or was a director, officer, employee or agent of our Company, or is or was serving at the request of our Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of our Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The indemnification provided by our Company’s bylaws are in addition to the indemnification rights provided pursuant to the Delaware General Corporation Law, and are not exclusive of any other rights to which any person seeking indemnification may he entitled.

Item 15.

Recent Sales of Unregistered Securities.

Our Company has issued the following securities during the past three (3) years without registering the securities under the Securities Act:

Securities issued for cash

Date	Security

May 2012	Common Stock – 800,000 shares of common stock at $0.625 per share for aggregate proceeds of $500,000 pursuant to a warrant exercise.

May 2012	Common Stock – 125,750 shares of common stock at $0.25 per share for aggregate proceeds of $31,438 pursuant to option exercises.

October 2012	Common Stock – 60,000 shares of common stock at $0.25 per share for aggregate proceeds of $15,000 pursuant to an option exercise.

June 2013	Common Stock – 80,000 shares of common stock at $0.25 per share for aggregate proceeds of $20,000 pursuant to an option exercise.

Securities issued pursuant to merger

Date	Security

November 2010	Common Stock – 13,440,000 shares of common stock in exchange for 100 shares of predecessor corporation.

Securities issued for services

Date	Security

November 2010	Stock options – right to buy 960,000 shares of common stock at $0.25 per share.

March 2011	Warrant – right to buy 800,000 shares of common stock at $0.625 per share per share for consulting services.

June 2011	Common stock - 1,500 shares of common stock for $2,850 in consulting services.

October 2012	Warrant – right to buy 454,863 shares of common stock at $.98 per share for consulting services.

March 2013	Common stock – 18,868 shares of common stock for $25,000 in consulting services.

March 2013	Common stock – 45,000 shares of common stock for $55,800 in consulting services.

April 2013	Common stock – 8,880 shares of common stock for $10,000 in board member services.

Securities issued pursuant to our Employee Stock Plan

Date	Security

January 2011	Stock options – right to buy 384,000 shares of common stock at $0.25 per share.

January 2012	Stock options – right to buy 533,000 shares of common stock at $1.59 per share.

October 2012	Stock options – right to buy 1,010,000 shares of common stock at $0.99 per share.

No underwriters were utilized and no commissions or fees were paid with respect to any of the above transactions. These persons were the only offerees in connection with these transactions. We relied on Section 4(2) and 701 of the Securities Act since the transactions did not involve any public offering.

Item 16.

Exhibits Index.

The listed exhibits are filed with this Registration Statement:

Exhibit Number	Title of Document	Location

3.1	Articles of Incorporation	Incorporated by reference to our Registration Statement on Form S-1 filed on December 2, 2010
3.2	Bylaws	Incorporated by reference to our Registration Statement on Form S-1 filed on December 2, 2010
3.3	Plan of Merger	Incorporated by reference to our Registration Statement on Form S-1 filed on December 2, 2010
5.1	Opinion Regarding Legality	Filed herewith
10.1	2010 Stock Incentive Plan	Incorporated by reference to our Registration Statement on Form S-1 filed on December 2, 2010
10.2	Public Financial Services, LLC Agreement	Incorporated by reference to our Registration Statement on Form S-1 filed on December 2, 2010
10.3	Employment Agreement –Richard T. Harrison	Incorporated by reference to our Form 8-K filed on June 18, 2012
10.4	Professional Services Agreement - inSegment	Incorporated by reference to our Form 8-K filed on October 23, 2012

10.5	Addendum to Professional Services Agreement - inSegment	Incorporated by reference to our Form 10-Q filed on May 14, 2013
10.6	Advisors Agreement - Bowen	Incorporated by reference to our Form 8-K filed on November 1, 2012
10.7	Asset Purchase Agreement - Octeth	Incorporated by reference to our Form 8-K filed on January 10, 2013
10.8	Investment Agreement - Dutchess Opportunity Fund, II, LP	Incorporated by reference to our Form 8-K filed on May 24, 2013
10.9	Registration Rights Agreement - Dutchess Opportunity Fund, II, LP	Incorporated by reference to our Form 8-K filed on May 24, 2013
10.10	Marketing Agreement - Greenway	Incorporated by reference to our Form 8-K filed on May 31, 2013
14.1	Code of Ethics	Incorporated by reference to our Registration Statement on Form S-1 filed on December 2, 2010
23.1	Consent of McConnell & Jones LLP	Filed herewith
23.2	Consent of Counsel	Filed as Exhibit 5.1 hereto

Item 17.

Undertakings.

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada, on June 20, 2013.

SMTP, Inc.

By:	/s/ Maksym Ilin
Maksym Ilin
President, Principal Executive Officer, Vice President-Operations and Customer Service

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on June 20, 2013.

Signature	Title

/s/ Maksym Ilin	President (Principal Executive Officer), Vice President-Operations and Customer Service
Maksym Ilin

/s/ Alena Chuprakova	Comptroller and Treasurer (Principal Financial Officer)
Alena Chuprakova

/s/Semyon Dukach	Chair of the Board of Directors
Semyon Dukach

/s/ Vadim Yasinovsky	Director
Vadim Yasinovsky

/s/ Rens Troost	Director
Rens Troost